3/15

07021853

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Safran

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 19 2007
B
THOMSON FINANCIAL

FILE NO. 82- 34974

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT: 3/15/07



Consolidated balance sheet and income statement

December 31, 2006

SAFRAN

The examination by the auditors of the following consolidated financial statements is not fully completed and therefore the consolidated financial statements should be considered as not audited.

On February 14, 2007, the Supervisory Board authorized the publication of the SAFRAN S.A. consolidated financial statements for the year ended December 31, 2006, approved by the Management Board.

SAFRAN S.A. (2, Bd du Général Martial Valin 75724 Paris cedex 15) is a limited liability company incorporated in France and constantly listed in Compartment A of the Euronext Paris Eurolist market.

It should be noted that the SAFRAN Group is a result of the merger of the Sagem Group and the Snecma Group as of May 11, 2005. As a consequence, the consolidated financial statements for the year ended December 31, 2006 are not comparable to those for the year ended December 31, 2005 since:

- The 2005 consolidated financial statements only include 9 months of activity from the former Snecma Group,
- The SAFRAN Group has applied speculative accounting to its financial instruments since July 1, 2005.

Moreover, these statements include the depreciation of Snecma intangible assets revaluation resulting from the merger with Sagem.

The SAFRAN Group consolidated financial statements are presented in € millions and rounded up to the nearest euro.

Consolidated balance sheet and income statement
December 31, 2006

SUMMARY OF THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I. CONSOLIDATED BALANCE SHEET

ASSETS *(in € millions)*	*Notes*	**Dec. 31,2006**	**Dec. 31,2005 (*)**
Goodwill	*4.B.1.a*	1 589	1 519
Intangible assets	*4.B.1.b*	3 056	3 072
Property, plant and equipment	*4.B.1.c*	1 826	1 798
Non-current financial assets	*4.B.2.a*	364	451
Investments in associates	*4.B.3*	32	37
Deferred tax assets	*4.B.6*	120	57
Other non-current assets	*4.B.8.a*	16	26
Non-current assets		**7 003**	**6 960**
Current financial assets	*4.B.2.b*	108	77
Assets held for sale	-	-	-
Fair value of financial instruments and derivatives	*4.B.2.c*	397	452
Inventories	*4.B.4*	3 240	2 870
Trade and other receivables	*4.B.5*	4 218	4 034
Tax assets	*4.B.7*	68	102
Other current assets	*4.B.8.b*	151	150
Cash and cash equivalents	*4.B.9*	743	936
Current assets		**8 925**	**8 621**
Total assets		**15 928**	**15 581**

EQUITY AND LIABILITIES *(in € millions)*	*Notes*	**Dec. 31,2006**	**Dec. 31,2005 (*)**
Share capital	*4.B.11.a*	83	83
Consolidated retained earnings	*4.B.11.c*	4 296	4 840
Net unrealized gains on available-for-sale financial assets		27	10
Net unrealized losses on currency futures		(76)	(127)
Net profit (loss) for the period		9	(302)
Equity attributable to equity holders of the parent		**4 339**	**4 504**
Minority interests		**173**	**164**
Total equity		**4 512**	**4 668**
Provisions	*4.B.12*	976	804
Borrowings subject to specific terms and conditions	*4.B.14*	573	523
Interest-bearing non-current liabilities	*4.B.15.a*	463	532
Deferred tax liabilities	*4.B.6*	929	999
Other non-current liabilities	*4.B.17.a*	112	125
Non-current liabilities		**3 053**	**2 983**
Provisions	*4.B.12*	1 101	973
Interest-bearing current liabilities	*4.B.15.b*	699	877
Trade and other payables	*4.B.16*	6 390	5 897
Tax liabilities	*4.B.7*	21	21
Other current liabilities	*4.B.17.b*	152	162
Current liabilities		**8 363**	**7 930**
Total liabilities		**15 928**	**15 581**

(*) after correction of 2005 accounts (see note 2.E.)

II. CONSOLIDATED INCOME STATEMENT

(in € millions)	*Notes*	**Year ended Dec. 31, 2006**	**Year ended Dec. 31, 2005 (*)**
Revenue	*4.A.1*	**10 841**	**8 691**
Other income	*4.A.2*	74	111
Income from operations		**10 915**	**8 802**
Change in inventories of finished goods and work in progress		360	(288) (**)
Capitalized production		350	361
Raw materials and consumables used	*4.A.3*	(7 376)	(5 822)
Personnel costs	*4.A.4*	(3 135)	(2 341)
Taxes		(229)	(179)
Depreciation and amortization expense	*4.A.5*	(583)	(457)
Increase in provisions	*4.A.5*	(284)	(93)
Asset impairment	*4.A.6*	(157)	(77)
Other operating income / expenses	*4.A.7*	(47)	(273)
Profit (loss) from operations		**(186)**	**(367)**
Borrowing costs		(22)	(29)
Other finance costs / income		334	(137)
Net finance costs / income	*4.A.9*	**312**	**(166)**
Income from associates	*4.A.8*	4	3
Profit (loss) before tax		**130**	**(530)**
Income tax expense	*4.A.10*	(109)	226
Profit (loss) from continuing operations		**21**	**(304)**
Profit from discontinued operations		-	-
Profit (loss) after tax		**21**	**(304)**
Minority interests		(12)	2
Net profit (loss) for the period attributable to equity holders of the parent		**9**	**(302)**
Basic earnings per share (in euro)	*4.A.11*	0,02	(0,86)
Diluted earnings per share (in euro)	*4.A.11*	0,02	(0,86)

(*) after correction of 2005 accounts (see note 2.E.)

(**) including impact of use of revalued inventories: (€ 444 millions)

1. HIGHLIGHTS

a) Restatement of prior year financial statements

In accordance with IFRS 3, the SAFRAN Group consolidated financial statements for the year ended December 31, 2005 were restated in order to take into account the definitive allocation of the Snecma Group purchase price. In accordance with IAS 8, the research tax credit now included in "Other income from operations" was reclassified, as a result, in the income statement for the year ended December 31, 2005.

In addition, following the discovery of unexplained journals in the accounts of Sagem Défense Sécurité and the conclusions of the analysis procedures carried out by independent experts, material error corrections (in accordance with IAS 8) were booked in fiscal year 2005.
These corrections are detailed in Note 2.E.

b) Definitive allocation of the Snecma Group purchase price

The calculation of the fair value of the repayable advances was finalized as part of the definitive allocation of the purchase price. This resulted in a €103 million increase in "Borrowings subject to specific terms and conditions" offset against "Goodwill" in the amount of €67 million and "Deferred taxes" in the amount of €36 million.
Note 2.D provides detailed information on all items concerned by this definitive allocation.

c) Changes in the scope of consolidation

The SAFRAN Group included the Orga group, purchased at the end of 2005, in the scope of consolidation with effect from January 1, 2006.
In addition, the special purpose entity, Laura Leasing, was removed from the scope of consolidation following the sale of its assets outside the Group together with all SAFRAN Group commitments associated with this business.

2. ACCOUNTING POLICIES

The consolidated financial statements of SAFRAN and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS) together with all the standards and interpretations adopted by the European Union and subject to mandatory adoption as of December 31, 2006.

In the absence of standards or interpretations applicable to a specific transaction, SAFRAN Group's management has used its judgment in order to define and adopt the accounting methods that will be used to obtain relevant and reliable information, so that the financial statements:

- provide a true and fair view of the Group's financial situation, financial performance and cash flows,
- reflect the economic substance of transactions,
- are neutral,
- are prudent,
- and are complete in all material aspects.

1. New IFRS standards and interpretations

With respect to 2005 accounting rules and methods, the SAFRAN Group has adopted new standards and interpretations since January 1, 2006:

- Standards subject to mandatory adoption as of January 1, 2006:

  - IFRS 6 *Exploration for and Evaluation of Mineral Resources* and the corresponding amendment to IFRS 1: this standard is not relevant to SAFRAN Group,
  - IAS 21 *The Effects of Changes in Foreign Exchange Rates,* IAS 39 *Financial Instruments: Recognition and Measurement* (fair value option and foreign currency-denominated inter-company transactions) and IFRS 4 *Insurance Contracts*: based on our analysis, these changes did not have a material impact on the presentation or valuation of the financial statements.
  - Amendment to IAS 19 *Employee Benefits*: The Group did not chose to recognize actuarial gains and losses in equity and included additional disclosures regarding this amendment in the notes to the financial statements.

- IFRIC interpretations applicable in 2006:

  - IFRIC 4 *Determining whether an arrangement contains a lease*: based on our analysis, this interpretation did not have a material impact on the SAFRAN Group consolidated financial statements for the year ended December 31, 2006,

  - IFRIC 5 *Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds*: this interpretation is not relevant to SAFRAN Group,

  - IFRIC 6 *Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment*: the impacts were estimated for the Group, and taken into account in the financial statements.

- Standards and interpretations mandatory in 2007 and optional for the year ended December 31, 2006:

IFRS 7 Financial Instruments: Disclosures.

Information shall be disclosed on the carrying amount and fair value of each category of financial asset or financial liability. Qualitative and quantitative information shall be disclosed on the nature and extent of the risks arising from financial instruments.

The SAFRAN Group decided not to adopt this standard as of December 31, 2006 in its consolidated financial statements.

In addition, the following standards were not subject to early adoption in 2006:

- **Amendment to IAS 1** *Presentation of Financial Statements – Capital Disclosures,* **IFRIC 7**, *Applying the Restatement Approach under IAS 29,*
- **IFRIC 8** *Scope of IFRS 2, and*
- **IFRIC 9** *Reassessment of Embedded Derivatives.*

2. Assumptions and estimates:

The preparation of SAFRAN Group consolidated financial statements requires management to make assumptions and estimates which impact the amounts presented in the financial statements for existing assets and liabilities, income and expense items, contingent assets and liabilities and disclosures in the notes to the consolidated financial statements. The Group regularly prepares estimates, and notably those concerning provisions for contingencies and losses (performance warranties, financial guarantees on sales and litigation), repayable advances, doubtful receivables, inventory and work-in-progress provisions, investments, intangible assets, property, plant and equipment and impairment, deferred tax, restructuring operations, pension obligations and contingent liabilities. Group estimates are based on past experience and various other assumptions it considers reasonable in the circumstances and which represent the basis of asset and liability valuations whose accounting value cannot immediately be determined from other sources. Actual results may differ from these estimates and impact the financial statements of future periods.

A. Consolidation methods

1) Consolidation criteria

All entities jointly or exclusively controlled by SAFRAN or over which SAFRAN exercises significant influence, and whose revenue or net indebtedness or operating assets represent a material share of the consolidated amounts, are consolidated.
An entity shall be included within the scope of consolidation as from the date on which control or significant influence is exercised.

An entity held by a Group company but over which the company cannot exercise an exclusive or joint control or a significant influence is not consolidated.

Entities over which SAFRAN exercises permanent de facto or de jure control are fully consolidated. The same applies to entities with no capital-based ties if one of the three control criteria below is satisfied:

- The reporting entity has decision-making powers, accompanied or not by the powers to manage the special purpose entity or its assets;
- The reporting entity is able to benefit from a majority of the economic benefits distributed by an entity, in the form of cash flows or rights;
- The reporting entity is exposed to a majority of the risks relating to the entity.

Entities controlled jointly by SAFRAN and another Group are proportionately consolidated.

Entities over which SAFRAN exercises significant influence, without having exclusive or joint control, are accounted for under the equity method.

Entities that meet the strict definition of "assets held for sale" are treated according to their initial situation:

- the securities of subsidiaries that are acquired and held only with a view to their disposal, or that were already consolidated and recognized as held for sale, shall be fully consolidated until the date of effective loss of control; the corresponding assets and liabilities are however subject to the measurement, presentation and disclosure rules governing discontinued operations.

- the securities of associates and joint ventures that are acquired and held with a view to their disposal in a near future, or that were already consolidated and recognized as held for sale after the date of acquisition, are excluded from the scope of consolidation (and subject to specific measurement, presentation and disclosure rules).

2) Accounting period

Entities are consolidated using the financial statements or balance sheets for the period ended December 31, 2006.

3) Effective date of acquisitions and disposals

A company effectively enters into the scope of consolidation at the date on which control or significant influence is exercised.

The removal of a company from the scope of consolidation is effective as of the date of the loss of control or significant influence. If the loss of control occurs without transfer of interest, for example, due to dilution, the removal from the scope of consolidation is simultaneous with the event that triggers this loss of control or significant influence.

4) Translation of foreign company financial statements

The financial statements of foreign subsidiaries are translated into euros as follows:

- Assets and liabilities are translated at the year-end closing exchange rate and income *statement* items are translated at the average rate of exchange for the year;
- Translation differences resulting from the change between the closing rate of exchange of the previous year and that of the current year, as well as those resulting from differences between the average and closing rates of exchange, are recorded as translation differences in consolidated equity.

On disposal of a foreign operation, the cumulative amount of exchange rate differences are recognized in the income statement as a component of the gain or loss on disposal.

The goodwill arising from the acquisition of a foreign operation is treated as an asset of the foreign operation and recognized at the closing rate of exchange.

5) Inter-company transactions

All material transactions between fully or proportionately consolidated companies are eliminated, as are internally generated Group profits.

Whether or not they have an impact on consolidated net profit, transactions between fully and proportionately consolidated companies are eliminated to the extent of the percentage held in the jointly controlled company.

As an exception to this general rule, transactions between fully and proportionately consolidated companies are eliminated in their entirety when the jointly held company acts as an intermediary or renders services on an equal basis for a profit, or performs services that directly expand the business of its various shareholders.

B. Valuation methods and rules

1) Goodwill

Goodwill represents the difference between:

- the cost of acquisition of investments, including expenses net of tax, and
- the fair value of identifiable assets and liabilities acquired.

Goodwill is recorded in the balance sheet under "Goodwill." Negative goodwill is immediately recognized in profit or loss.
The fair value of certain identifiable assets and liabilities is measured by independent experts. The valuation of assets and liabilities is primarily based on market values (property, real estate assets, inventories, financial instruments, etc.). In the absence of an active market, approaches based on the discounting of expected future revenues are used (discounted cash flow methods, excess earnings or royalty methods). If this is not possible, the cost (historical or replacement) approach is adopted.

The valuation of goodwill only becomes definitive within twelve months of the acquisition date.

Goodwill is not amortized, but its value is subject to annual impairment testing and each time there are events or circumstances indicating an impairment loss (see procedure in 2.C.4). Where necessary, an impairment loss is recognized.

- "held-to-maturity investments": e.g. fixed-income securities, such as bonds, that the entity has the intention to hold to maturity,
- "loans and receivables": e.g. loans to participating interests, construction loans, other loans and receivables (including accounts receivable),
- "financial assets at fair value through profit or loss": e.g. marketable securities and cash and cash equivalents,
- "available-for-sale financial assets": e.g. non-consolidated investments.

Financial assets are initially recognized at fair value, then measured:

- at amortized cost for held-to-maturity investments and loans and receivables,
- at fair value for financial assets at fair value through profit or loss and available-for-sale assets.

Amortized cost is the acquisition value of a financial asset, minus internal and external transaction costs and principal repayments. It is calculated using the effective interest rate method. The effective interest rate corresponds to the contractual interest rate recalculated by including the initial transaction costs.

For financial assets measured at amortized cost, an impairment test is applied at each balance sheet date.

For financial assets measured at fair value:

- The fair value of quoted securities is determined according to closing market prices. The fair value of unquoted securities is calculated according to the present value of expected cash flows or valuation multiples applicable to the relevant business sector or the net revalued asset and, if fair value cannot be reliably measured, the non-consolidated investments are measured at cost, less any accumulated impairment loss.
- The changes in fair value are recognized:
  - in profit or loss for financial assets at fair value through profit or loss,
  - in equity for available-for-sale financial assets. The deferred gains and losses in equity are transferred to the income statement if the asset is sold or impairment is recognized.
- In the event of an objective indication of an impairment loss (particularly a significant and permanent reduction in the financial asset's value), an impairment is recognized in profit or loss. For non-consolidated investments that are either listed or have a fair value which can be reliably measured, classified as available-for-sale financial assets, any impairment is irreversible and any increase in their value is recognized in equity under a specific heading, "Changes in fair value of available-for-sale financial assets, net of tax."

2. Borrowings

Borrowings and other financial liabilities are measured at amortized cost using the effective interest rate method.

Non-market borrowings are adjusted to market value on the basis of discounted future cash flows at the market rate of a similar instrument granted to a counterparty with a similar credit rating.

3. Minority interest purchase commitments

The commitments undertaken by the Group to purchase minority interests in its subsidiaries are recognized in financial liabilities for the present value of the purchase, and offset against minority interests, in accordance with IAS 32. Where the value of the commitment exceeds the amount of minority interests, the Group recognizes the difference in goodwill, in the absence of any IFRS guidance. Similarly, any subsequent change in present value is recognized in financial liabilities and offset against goodwill, except for the impact of reverse discounting which is recognized in other finance costs/income.

If, at the term of the commitment, the minority interests have not been purchased, the previously recognized entries are reversed. If the minority interests have been purchased, the amount recognized in financial liabilities is cleared by the disbursement for the purchase.

4. Repayable advances

The SAFRAN Group has received public financing for the development of aeronautical and defense projects, in the form of repayable advances. These advances are repaid based on revenues generated by future sales of engines or equipment. The amount to be repaid from each sale is determined in advance and is set forth in the development agreements. The Group has to pay a set amount for every engine or piece of equipment sold. Once a certain volume of sales has been reached, the advances are deemed to be fully repaid.

For certain contracts, the SAFRAN Group has to pay a fee based on replacement sales under the program once the advance has been fully repaid. This fee is not considered as a repayment of an advance but rather as an operating expense.

Repayable advances are treated as sources of financing recognized in liabilities in the consolidated balance sheet under the heading "Borrowings subject to specific terms and conditions".

They are valued at amortized cost, except in the case of business combinations, when repayable advances of the company acquired are valued at fair value. Considering the projected useful life of the corresponding programs, liabilities are measured individually for each advance, based on estimated repayments and discounted at the effective interest rate of the advance.

Other advances received are measured at amortized cost.

A finance cost is recognized on an annual basis.

8) Financial instruments

A significant portion of SAFRAN's revenue is denominated in US$. The Group has a net surplus US$ position and is therefore exposed to a €/US$ exchange rate risk mainly hedged by forward contracts.

In accordance with IAS 39 *Financial instruments: recognition and measurement*, derivative instruments are recognized at fair value on the trade date. The changes in fair value are recognized in net finance costs/income. Subject to compliance with a certain number of criteria, two types of hedging relationship are adopted by SAFRAN:

1. The fair value hedge is used to hedge the fair value of foreign currency-denominated assets or liabilities recorded in the balance sheet. The changes in the value of the derivative and the hedged item are recorded in profit or loss for the period and partly or totally offset each other.

2. The cash flow hedge is used to hedge the future cash flows from orders and budgeted forecast transactions, for the amount of revenue not hedged naturally by purchases. The changes in the fair value of the cash flow hedge are recognized as follows:
    - The effective portion of the hedge is recognized in equity (the effective portion corresponds to the change in the value of the derivative relating to the fluctuations in the currency's spot exchange rate), while the hedged item is transferred to revenue for the period in which the hedged item was recognized.
    - The ineffective portion of the hedge is recognized in finance costs/income (the ineffective portion corresponds to the change in value of the derivative relating to the fluctuations in the currency's interest rates).

However, changes in the fair value of derivative financial instruments are immediately recognized in profit or loss if the following criteria are not met:

- At the inception of the hedge, the hedging instrument and the hedged item are clearly identified and the hedging relationship is formally documented and expected to be highly effective.
- The effectiveness of the hedge can be reliably measured.
- The effectiveness of the hedge is assessed on an ongoing basis (prospective and retrospective tests).

The SAFRAN Group was compliant with the hedge accounting eligibility terms and conditions. However, because of accounting restrictions related to the application of IFRS 3, the Group decided to no longer apply hedge accounting as of July 1, 2005 and to record the change in fair value of its financial instruments in finance costs/income. The amounts recorded in shareholders' equity as of June 30, 2005, representing changes in the effective values of foreign currency derivatives documented in future cash flow hedges until June 30, 2005, were taken to operating income over an approximate period of 3 years, as long as the underlying cash flows remain highly probable.

9) Inventories and work-in-progress

Inventories and work-in-progress are measured using the weighted average cost formula, except in the case of business combinations where they are measured at fair value. They are valued at acquisition cost, including incidental expenses, or production cost, excluding interest expense, general administrative and distribution costs and idle capacity costs.

Impairment is recognized if the cost of inventories and work-in-progress is higher than their probable realizable value, taking into account market prices, sales opportunities and risks relating to obsolescence and objective inventory levels.

10) Translation of foreign currency-denominated transactions

Transactions denominated in a currency other than the euro are recorded at the exchange rate at the date of the transaction.
At the balance sheet date, accounts receivable, accounts payable and provisions are translated at the closing exchange rate. The exchange rate differences arising on this translation are recognized in income or expenses for the period under net finance costs/income.

To hedge the exposure to certain exchange rate risks, the Group mainly uses forward contracts (see Financial instruments in Notes 2.B.8 and 6.A).

11) Treasury shares

All treasury shares held by the Group are deducted from consolidated equity at their acquisition price. The gains and losses on the disposal of treasury shares are recorded directly in equity without impact on net profit or loss for the period.

12) Share-based payment

In accordance with IFRS 2 *Share-based payment*, share purchase or subscription options granted to managers and certain Group employees shall be measured at fair value. The options shall be measured at the grant date.

The Black & Scholes valuation model was adopted to perform the measurements.

The value of options depends on the following:

- exercise price,
- expected life of the option (or maturity of the option),
- price of the underlying shares at the grant date,
- expected volatility of the underlying share,
- risk-free interest rate,
- dividends expected on the shares.

The total expense for each plan is determined using a rate of turnover for the relevant employees.

The value of the options is recognized in personnel costs and amortized using the straight-line method over the vesting period that begins on the grant date and ends on the vesting date.

The adoption of IFRS 2 has an impact on expenses for the period but no impact on consolidated equity. The annual expense is offset by an increase in equity in the same amount.

13) Provisions

a) Provisions for losses at completion

A provision for losses at completion is recognized as from the moment when:
- it is highly probable that a contract will result in losses (the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it), and
- the contract, signed before the year end, generates obligations for the Group, in the form of the delivery of goods, the rendering of services or the payment of some form of compensation for termination,
- a reliable estimate can be made of the Group's obligation.

The cash flows used in this analysis are discounted to take into account their amortization.

Any probable losses are subject to provisions for the impairment of work-in-progress for completed production, and contingency provisions for work to be completed. These losses are determined by regularly updating projected income at completion.

b) Provisions for financial guarantees on sales

As part of its civil engine sales campaigns, the SAFRAN Group grants two types of guarantees to its customers:

- financial guarantees whereby SAFRAN provides a guarantee to lending institutions that finance its customer,
- guarantees covering the value of assets, whereby SAFRAN grants the customer an option to return the aircraft at a given date for an agreed price.

These commitments, undertaken by SAFRAN together with General Electric, form part of financing packages proposed by aircraft manufacturers to airline companies. They correspond to the share related to engines in the financing of the aircraft.

These financial commitments are generally granted on signature of the sales agreement but do not actually take effect until the aircraft have been delivered, and only if the customer so requests.

These guarantees generate risks, the total gross amount of which does not reflect the net risk to which SAFRAN is effectively exposed as the commitments are counter-guaranteed by the value of the underlying assets, in other words, the aircraft pledged.

Provisions are recorded in respect of the guarantees, distinguishing between two types of risk.

- Triggered risks:

These comprise commitments guaranteed by SAFRAN in respect of which one of the following events has effectively taken place:

- Non-payment of an installment,
- Request by the customer for the renegotiation or restructuring of loans or lease installments,
- Bankruptcy (chapter 11 or 7 for US companies or an equivalent procedure in other countries),
- Notification of return of the aircraft pursuant to the asset value guarantee.

The risk is assessed based on SAFRAN's gross commitment, net of the value of the pledged assets.

- Non-triggered risks:

A statistical valuation is performed in respect of non-triggered risks, taking into account the value of the aircraft and the probability of customer default based on reports produced by rating agencies and independent ratings.

c) Provisions for performance warranties

As part of its everyday business, the Group grants various warranties to its customers, in particular concerning the operation and performance of its engines and equipment.

Provisions are recorded to cover the Group's share of probable future expenses with respect to these commitments. They generally cover delivered equipment over a period of one to three years and are calculated based on either technical files or statistics, particularly with respect to the return of parts covered by a warranty.

14) Post employment benefits

a) Retirement commitments

Existing schemes covering retirement commitments and other long-term employee benefits are either defined benefit plans or defined contribution plans. In the latter case, contributions paid to the organizations discharge the employer of any future obligation and no commitments are recorded in respect of these plans.

In the case of defined benefit plans, the Group has different commitments in respect of pensions and similar services in France and abroad:

- In France, provisions are recorded in respect of retirement commitments as set forth in prevailing collective bargaining and corporate agreements. Depending on the age bracket, executives may also benefit from an additional defined contribution plan or an incremental defined benefit plan.
- Obligations under retirement plans in the United Kingdom, Canada, the United States and Belgium are covered by the assets of the corresponding pension funds in these countries.

Commitments are valued using the projected unit credit method which determines, for each employee, the present value of benefits to which current and prior year service will grant entitlement on retirement. These actuarial calculations include demographic (retirement date, employee turnover rate, etc.) and financial assumptions (discount rate, salary increase rate etc.).

When plans are funded, assets are placed with organizations responsible for paying the retirement benefits in the relevant countries.

Provisions are recorded to cover shortfalls in the fair value of assets compared with the discounted present value of commitments under incremental retirement plans and commitments abroad, taking account of cumulative actuarial differences and past service costs not yet expensed to profit or loss.

A net asset balance is only recognized where it represents future economic benefits effectively available to the Group.

Where necessary, an actuarial valuation of funds and retirement commitments is performed annually by independent actuaries.

If necessary, the impact of changes in actuarial assumptions may be spread over the remaining duration of the employee's career in accordance with the corridor method.

b) Other long-term benefits

Other long-term employee benefits mainly correspond to long-service awards, loyalty premiums or jubilee benefits.

15) Income from operations

The main types of contract identified in the SAFRAN Group are standard product sales contracts, research and development contracts and fleet maintenance/support contracts.

a) Standard sales contracts

Revenue is only recognized if the entity has transferred to the buyer the significant risks and rewards of ownership of the goods and if it is probable that the economic benefits associated with the transaction will flow to the entity. If there is a risk that the transaction will be cancelled or the receivable known upon origination of the contract cannot be collected, no revenue is recognized.

At SAFRAN, in most cases, the transfer of significant risks and rewards is concomitant to the transfer of ownership or the taking of possession by the buyer, as defined contractually. Accordingly, the analysis of sales contracts backed by financing agreements did not reveal any non-recognition of revenue.

In the rare cases where the completion of the sale is subject to the sale by the buyer of the goods or when the buyer has the right to cancel the purchase, revenue is recognized when the conditions are removed.

b) Service contracts (including research and development, fleet maintenance and support contracts)

With respect to service contracts, revenue may only be recognized if:

- the stage of completion of the transaction can be measured reliably and
- the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

The forecast margins of contracts are analyzed on a yearly basis. If contract income cannot be measured reliably, revenue is recognized for the amount of costs incurred. Where necessary, losses on completion of contracts are provided for as soon as they become foreseeable.

The income from Group service contracts is recorded under the percentage of completion method, formalized by the technical objectives set forth in the contracts.

If revenue is representative of the contractual stage of completion, costs to be recognized are measured on the basis of the margin set forth in the contract. If the calculated costs are less than the actual costs, the costs that are temporarily over the actual costs are maintained in inventories and work-in-progress. If this calculated cost is greater than the actual costs, a provision for services to be provided is recognized for the difference.

If a payment deferral has a material impact on the calculation of the fair value of the consideration to be received, it is taken into account by discounting future payments.

16) Deferred taxes

Tax expense (tax income) is the aggregate amount of (i) current tax and (ii) deferred tax shown in the income statement.

(i) Current tax is the amount of income tax payable or recoverable for a period calculated in accordance with rules established by the relevant tax authorities.

(ii) Deferred tax assets and liabilities are calculated for each entity, based on a balance sheet analysis, for the temporary differences between the carrying amount of the assets and liabilities shown on the consolidated balance sheet and their corresponding tax base. The tax base depends on the tax regulations prevailing in the country where the Group manages its activities. Tax losses and tax credits that can be carried forward are also taken into account.

Assets and liabilities are offset when tax is debited by the same tax authorities and this transaction is authorized by the local tax authorities.

The liability method is applied and the impacts of changes in tax rates are recognized in equity or profit or loss for the period in which the corresponding tax law was enacted.
Deferred tax assets are recognized in the balance sheet if it is more likely than not that they will be recovered in subsequent years.

Deferred tax assets and liabilities are not discounted.

To assess the Group's ability to recover these assets, the following items should be taken into account:

- forecasts of future tax profits or losses,
- portion of non-recurring expenses that will not be renewed in the future and are included in past losses,
- history of tax profit or losses in previous years,
- where necessary, the existence of underlying assets that are expected to be sold.

The amount of deferred tax assets is reviewed at each annual closing.

17) Procedure for calculating earnings per share

Basic earnings per share

Earnings per share is calculated by dividing consolidated net profit for the period from continuing operations by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares and is adjusted retroactively in the event of bonus share issues for no consideration.

Diluted earnings per share

Earnings per share after dilution is calculated by dividing consolidated net profit for the period by the weighted average number of shares issued or to be issued at the period-end, including the impact of all potentially dilutive ordinary shares and the dilutive impact of stock options and excluding treasury shares.

18) Statement of cash flow

The statement of cash flow is prepared using the indirect method, whereby net cash flow from operating activities is determined by adjusting net profit or loss.

Effect of changes in exchange rates presents the impact of exchange rate fluctuations between the beginning and end of the year and the impact of such fluctuations on the opening cash and cash equivalents balance.

The cash balance includes cash and cash equivalents and marketable securities.

19) Discontinued operations

The SAFRAN Group separates the information relating to continuing operations from that relating to discontinued operations. A discontinued operation is the disposal of a major line of business or a geographical area of operations, as part of a single coordinated plan. A discontinued operation is only recognized as from when the asset is available for an immediate disposal in its current state and the disposal is highly probable.

C. Scope of consolidation

1) Acquisition of the Orga Group

Presentation of Orga group

The Orga Group specializes in smart cards, mainly for the telecommunications industry. It was purchased on November 30, 2005 by SAGEM Défense Sécurité.

Orga Group companies are consolidated in SAFRAN Group with effect from January 1, 2006. Orga Group companies are as follows: Orga Kartensystem GmbH (Germany), Orga Card System Inc. (USA), Orgacard Portugal, Orga Card Systems Ltd (UK), Orga Romania, Orga Cartes et Systèmes (France), Smart Chip Ltd et Syscom Corporation Ltd (India), Daruma Orga (Brazil), 75% owned Orga Zelenograd (Russia), Orga Card Systems (South Africa), Orga Card Systems (Singapore), Orga Card Systems LCC (United Arab Emirates).

Accounting treatment in the consolidated financial statements

a) Date of inclusion in the consolidated financial statements

SAFRAN did not consolidate the financial statements of the Orga Group as of December 31, 2005, as Orga Group financial statements as of the acquisition date prepared in accordance with IFRS were not available at the balance sheet date of the SAFRAN Group financial statements.

Orga Group financial statements are therefore consolidated with effect from January 1, 2006.

b) Acquisition cost

The acquisition cost of €82 million comprises the contractual acquisition price and purchase costs net of tax.
This price may subsequently vary upon finalization of all negotiations with the vendor.

c) Purchased equity

Purchased equity as of January 1, 2006, determined in accordance with IFRS and SAFRAN Group accounting rules and methods, is €15 million, after cancellation of historical goodwill of €(8) million.

d) Goodwill

The difference between the acquisition cost and Sagem Défense Sécurité's share in the fair value of assets and liabilities acquired was recorded in goodwill in the amount of €67 million.

Based on our analysis of all identifiable assets and liabilities, the goodwill could not be allocated.

e) Main aggregates

In fiscal year 2006, Orga Group represented contributions of :
- €150 million in terms of income from operations
- €(45) million in terms of net profit

2) Creation of Photar

Photar, jointly created in December 2005 by Sagem Communication (70%) and the Chinese company Guangdong Photar Digital & Electronic Co. Ltd (30%) to manufacture and sell thermal transfer fax machines in China, is consolidated from January 1, 2006.

As the company is newly created, its entry into the scope of consolidation has no impact on the financial statements.

3) Deconsolidation of Laura Leasing

The special purpose entity Laura Leasing, for which SAFRAN Group was wholly responsible and over which it exercised control, was removed from the scope of consolidation following the sale of the assets justifying the existence of this company. As such, the Group has no material commitments with respect to this company as of December 31, 2006.

4) Other changes in the scope of consolidation

No other material changes at Group level were recorded during 2006.

5) List of consolidated companies

Company name, Form, Registered Business Address	Siren N° country	2006 Method	2006 % interest	2006 % control	2005 Method	2005 % interest	2005 % control
SAFRAN SA	**parent company**						
Direct SAFRAN SA subsidiaries							
Sagem Communication - 75015 Paris (1)	480 108 158	FC	100,0	100,0	FC	100,0	100,0
Sagem Défense Sécurité - 75015 Paris (1)	480 107 911	FC	100,0	100,0	FC	100,0	100,0
Safran Informatique - 75015 Paris (1)	480 107 143	FC	100,0	100,0	FC	100,0	100,0
Snecma - 75015 Paris	414 815 217	FC	100,0	100,0	FC	100,0	100,0
Hispano-Suiza SA - 92707 Colombes	692 015 217	FC	100,0	100,0	FC	100,0	100,0
Aircelle - Gonfreville l'Orcher - 76700 Harfleur	352 050 512	FC	100,0	100,0	FC	100,0	100,0
Techspace Aero - B4041 Milmort	Belgium	FC	51,0	100,0	FC	51,0	100,0
Etablissements Vallaroche SA - 75015 Paris	542 028 154	FC	100,0	100,0	FC	100,0	100,0
Snecma Propulsion Solide - 33187 Le Haillan	434 021 028	FC	100,0	100,0	FC	100,0	100,0
Labinal - 78180 Montigny-le-Bretonneux	301 501 391	FC	100,0	100,0	FC	100,0	100,0
Safran USA Inc. - Wilmington/Delaware 19808	USA	FC	100,0	100,0	FC	100,0	100,0
Turbomeca SA - 64510 Bordes	338 481 955	FC	100,0	100,0	FC	100,0	100,0
Technofan SA - 31700 Blagnac	710 802 547	FC	61,80	100,0	FC	61,46	100,0
Sofrance SA - 87800 Nexon	757 502 240	FC	100,0	100,0	FC	100,0	100,0
Messier-Bugatti SA - 78141 Velizy	712 019 538	FC	100,0	100,0	FC	100,0	100,0
Messier-Dowty International Ltd - Gloucester	UK	FC	100,0	100,0	FC	100,0	100,0
Laura Leasing	UK	NC*	-	-	FC	100,0	100,0
Europropulsion SA - 92150 Suresnes	388 250 797	PC	50,0	50,0	PC	50,0	50,0
SEM MB SA - 95815 Argenteuil	592 027 312	EQ	50,0	50,0	EQ	50,0	50,0
Teuchos SA - 78990 Elancourt	352 876 197	FC	100,0	100,0	FC	100,0	100,0
Valin participation - 75015 Paris	428 704 894	FC	100,0	100,0	FC	100,0	100,0
Eurofog	340 574 540	NC*	-	-	NC*	-	-
Sagem Communication subsidiaries							
Sagem Comunicaciones Ibérica	Spain	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication Germany GmbH	Germany	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication UK Ltd	UK	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication Italia Srl	Italy	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication CZ Sro	Czech Rep.	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication Benelux BV	The Netherlands	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication Poland Sp Zo.o	Poland	FC	100,0	100,0	FC	100,0	100,0
Sagem Industria e Comercio de Comunicacoes LDA	Portugal	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication Tianjin	China	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication Suisse	Switzerland	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication Nordic AB	Sweden	FC	100,0	100,0	NC	-	-
Photar Sagem Electronics Co Ltd	China	FC	70,0	100,0	NC	-	-
Compagnie de Découpe de l'Ouest SAS	448 897 405	PC	76,64	76,64	PC	76,64	76,64
Dr Neuhaus Telecommunikation GmbH	Germany	FC	99,41	100,0	FC	99,20	100,0
Ningbo Bird Sagem Electronics Co. Ltd	China	PC	50,0	50,0	PC	50,0	50,0
Sagem Australasia Pty Ltd	Australia	FC	100,0	100,0	FC	100,0	100,0
Sagem Communication Austria GmbH	Austria	FC	100,0	100,0	FC	100,0	100,0
Sagem Communicaçoes Ltda	Brazil	FC	100,0	100,0	FC	100,0	100,0
Sagem Electronic Equipment Beijing	China	NC*	-	-	NC*	-	-
Sagem Kabushiki Kaisha	Japan	NC*	-	-	NC*	-	-
Sagem Magyarorszag	Hungary	FC	100,0	100,0	FC	100,0	100,0
Sagem Mauritanie	Mauritania	NC*	-	-	NC*	-	-
Sagem Networks Poland Sp Zo.o	Poland	FC	68,0	100,0	FC	68,0	100,0
Sagem Tunisie SARL	Tunisia	FC	100,0	100,0	FC	100,0	100,0
Sagem Interstar	Canada	FC	100,0	100,0	NC	-	-
SCI Minerve	402 652 903	NC*	-	-	NC*	-	-
Trel Halozatepito	Hungary	NC*	-	-	NC*	-	-

FC: full consolidation / PC: proportional consolidation / EQ: equity affiliate / NC: not consolidated / *: frozen reserves

(1) Creation in 2005 following the spin off of SAGEM SA

Company name, Form, Registered Business Address	Siren N° country	2006 Method	2006 % interest	2006 % control	2005 Method	2005 % interest	2005 % control
Sagem Défense Sécurité subsidiaries							
Confidence	404 401 887	NC*	-	-	NC*	-	-
E-Software	437 782 535	NC*	-	-	NC*	-	-
Sagem Orga Gmbh	Germany	FC	100,0	100,0	NC	-	-
Sagem Avionics Inc	USA	FC	100,0	100,0	FC	100,0	100,0
Sagem Denmark A/S	Denmark	FC	100,0	100,0	FC	100,0	100,0
Sagem Monetel	442 508 271	FC	100,0	100,0	FC	100,0	100,0
Sagem-Morpho Inc	USA	FC	100,0	100,0	FC	100,0	100,0
Sagem Security International Trading Co, Ltd	China	NC*	-	-	NC*	-	-
SFIM Industries Deutschland GmbH	Germany	NC*	-	-	NC*	-	-
SILEC	390 654 192	FC	100,0	100,0	FC	100,0	100,0
Sofradir	334 835 709	PC	40,0	40,0	PC	40,0	40,0
Vectronix AG	Switzerland	FC	100,0	100,0	FC	100,0	100,0
Wuhan Sagem Tianyu Electronics Co, Ltd	China	FC	73,34	100,0	FC	73,34	100,0
Wuhan Tianyu Information Industry Co, Ltd	China	PC	33,35	33,35	PC	33,35	33,35
Confidence subsidiary							
Positive	339 650 335	NC*	-	-	NC*	-	-
Sagem Orga Gmbh subsidiaries							
Orga Carte et Système	400 337 432	FC	100,0	100,0	NC	-	-
Sagem Orga Pte Ltd	Singapore	FC	100,0	100,0	NC	-	-
Orga Zelenograd Smart Cards and Systems	Russia	FC	75,0	100,0	NC	-	-
Sagem Orga do Brasil	Brazil	FC	100,0	100,0	NC	-	-
Orga Smart Chip Ltd	India	FC	100,0	100,0	NC	-	-
Orga Card Systems Inc.	USA	FC	100,0	100,0	NC	-	-
Orga Card Systems Ltd	UK	FC	100,0	100,0	NC	-	-
Orga Card Portugal	Portugal	FC	60,0	100,0	NC	-	-
Orga Card Systems PTY Ltd	South Africa	FC	100,0	100,0	NC	-	-
Orga Card Systems Ltd Dubaï	United Arab Emirates	FC	100,0	100,0	NC	-	-
Orga Solutii de Carduri	Roumania	FC	100,0	100,0	NC	-	-
Silec subsidiary							
Sagem Participations	452 676 182	FC	100,0	100,0	FC	100,0	100,0
Sofradir subsidiary							
ULIS	440 508 331	PC	34,01	40,0	PC	34,01	40,0
Vectronix AG subsidiary							
Vectronix Inc	USA	FC	100,00	100,0	FC	100,00	100,0
Snecma subsidiaries							
Snecma Services SA - 75015 Paris	562 056 408	FC	100,0	100,0	FC	100,0	100,0
CFM International SA - 75105 Paris	302 527 700	PC	50,0	50,0	PC	50,0	50,0
CFM International Inc. - City of Dover, Co Kent - Delaware 19901	USA	PC	50,0	50,0	PC	50,0	50,0
Famat - 44614 Saint-Nazaire cedex	321 853 798	PC	50,0	50,0	PC	50,0	50,0
Hispano-Suiza subsidiary							
Hispano-Suiza Canada	Canada	FC	100,0	100,0	NC	-	-
Snecma Services subsidiary							
Snecma Services Participations SA - 75015 Paris	414 815 399	FC	100,0	100,0	FC	100,0	100,0
Snecma Services Participations subsidiary							
Snecma Services Brussels - 1200 Woluwé Saint Lambert	Belgium	FC	100,0	100,0	FC	100,0	100,0
CFM International Inc. Subsidiary							
Shannon Engine Support Ltd - Shannon, Co Clare	Ireland	PC	50,0	50,0	PC	50,0	50,0
Aircelle subsidiaries							
Aircelle Ltd - Burnley Lancashire	UK	FC	100,0	100,0	FC	100,0	100,0
SLCA - 57192 Florange*s*	317 401 065	FC	100,0	100,0	FC	100,0	100,0
Techspace Aero subsidiary							
Techspace Aero Inc. - Cincinnati, Ohio 45246	USA	FC	51,0	100,0	FC	51,0	100,0
Techspace Aero Inc. subsidiary							
Cenco Inc. - Minnesota 55112	USA	FC	51,0	100,0	FC	51,0	100,0
Etablissements Vallaroche subsidiaries							
Soreval - L2633 Senningerberg	Luxembourg	FC	100,0	100,0	FC	100,0	100,0
Lexvall 2 - 75015 Paris	428 705 438	FC	100,0	100,0	FC	100,0	100,0
Lexvall 13 - 75015 Paris	440 291 938	FC	100,0	100,0	FC	100,0	100,0
Labinal subsidiary							
Labinal GmbH - 21129 Hambourg	Germany	FC	100,0	100,0	FC	100,0	100,0
Safran USA Inc. Subsidiaries							
Labinal Inc. - Wilmington/Delaware 19808	USA	FC	100,0	100,0	FC	100,0	100,0
Messier-Bugatti Systems Inc. - Wilmington/Delaware 19808	USA	FC	100,0	100,0	FC	100,0	100,0
Cinch Connectors Inc. - Wilmington/Delaware 19808	USA	FC	100,0	100,0	FC	100,0	100,0
Globe Motors Inc. - Wilmington/Delaware 19808	USA	FC	100,0	100,0	FC	100,0	100,0
Labinal de Mexico SA de CV - Chihuahua	Mexico	FC	100,0	100,0	FC	100,0	100,0
Labinal Corinth Inc. - Corinth/Texas 76210	USA	FC	100,0	100,0	FC	100,0	100,0
Turbomeca USA Inc. - Wilmington/Delaware 19808	USA	FC	100,0	100,0	FC	100,0	100,0

FC: full consolidation / PC: proportional consolidation / EQ: equity affiliate / NC: not consolidated / *: frozen reserves

Company name, Form, Registered Business Address	Siren N° country	2006 Method	2006 % interest	2006 % control	2005 Method	2005 % interest	2005 % control
Globe Motors Inc. subsidiary							
Globe Motors Portugal - Modivas Vila do Conde 4485-595	Portugal	FC	100,0	100,0	FC	100,0	100,0
Turbomeca SA subsidiaries							
Microturbo SA - 31200 Toulouse	630 800 084	FC	100,0	100,0	FC	100,0	100,0
Turbomeca Africa Pty Ltd - Bonaero Park 1622	South Africa	FC	51,0	100,0	FC	51,0	100,0
Messier-Bugatti subsidiary							
A-Carb LLC Walton - Kentucky 41094	USA	FC	100,0	100,0	FC	100,0	100,0
Messier-Dowty International Ltd subsidiaries							
Messier-Dowty SA - 78142 Velizy	552 118 846	FC	100,0	100,0	FC	100,0	100,0
Messier-Dowty Ltd - Gloucester GL2QH	UK	FC	100,0	100,0	FC	100,0	100,0
Messier-Dowty Inc. - Ajax Ontario	Canada	FC	100,0	100,0	FC	100,0	100,0
Teuchos Holding subsidiaries							
Teuchos Exploitation - 78990 Elancourt	353 054 505	FC	100,0	100,0	FC	100,0	100,0
Teuchos Ingénierie - 78990 Elancourt	440 294 452	FC	100,0	100,0	FC	100,0	100,0
Messier-Dowty Int. and Messier-Bugatti joint subsidiary							
Messier Services International - 78140 Velizy	434 020 996	FC	100,0	100,0	FC	100,0	100,0
Messier Services International subsidiaries							
Messier Services SA - 78140 Velizy	439 019 485	FC	100,0	100,0	FC	100,0	100,0
Messier Services Inc. - Sterling Virginia 20166-8914	USA	FC	100,0	100,0	FC	100,0	100,0
Messier Services Pte Ltd - Singapore 508985	Singapore	FC	100,0	100,0	FC	100,0	100,0
Messier Services Ltd - Gloucester GL29QH	UK	FC	100,0	100,0	FC	100,0	100,0
Messier Services Americas	Mexico	FC	100,0	100,0	NC	-	-
Orga Smart Chip Ltd subsidiary							
Orga Syscom Corporation Ltd	India	FC	100,0	100,0	NC	-	-
Messier Services International investment							
Hydrep - 35800 Saint-Lunaire	381 211 184	EQ	50,0	50,0	EQ	50,0	50,0
Messier Services Inc. investment							
A-Pro Inc. Tallahassee Florida 32301	USA	EQ	50,0	50,0	EQ	50,0	50,0
Messier Services Pte Ltd subsidiary							
Messier Services Asia Pte Ltd - Singapore 508985	Singapore	FC	60,0	100,0	FC	60,0	100,0

FC: full consolidation / PC: proportional consolidation / EQ: equity affiliate / NC: not consolidated / *: frozen reserves

D. Definitive allocation of the goodwill arising on the creation of the SAFRAN Group

Assets and liabilities were carried at fair value on the creation of the SAFRAN Group as of April 1, 2005, in accordance with IFRS 3.

As of December 31, 2005, certain valuations were not definitive or comprehensive. In particular, valuations of repayable advances were finalized at the beginning of 2006.

Following a business combination, repayable advances are recognized at their present value, equal to the present value of estimated repayments over the foreseeable life of the corresponding programs.

The definitive goodwill balance was therefore determined as follows:

Acquisition cost

The acquisition cost comprises the acquisition price of the 225,237,614 Snecma shares acquired in the public offer (162,737,614 shares from the main exchange offer and 62,500,000 from the subsidiary purchase offer), and the 44,854,696 Snecma shares acquired through the merger, plus incidental purchase costs net of tax, giving a total acquisition cost of €5,139 million, determined as follows:

- The acquisition price of the shares obtained under the exchange offer corresponds to the value of the Sagem shares issued in consideration of Snecma shares, based on the exchange rate on the date of acquisition, i.e.:
  162,737,614 x 15/13 x €16.45 = €3,089 million;
- The acquisition price of the shares obtained under the subsidiary purchase offer is €20 per share, i.e.:
  62,500,000 x €20 = €1,250 million;
- The acquisition price of the shares obtained under the merger corresponds to the value of the Sagem shares issued in consideration of Snecma shares, based on the exchange rate on the date of merger, i.e.:
  44,854,696 x 15/13 x €15.35 = €794 million;
- Acquisition costs, net of taxes (other than the issuance costs directly offset against the merger and issuance premiums), amounted to €6 million.

Fair value of assets and liabilities acquired

The carrying amount of Snecma Group equity as of March 31, 2005 amounted to €2,026 million, after cancellation of historical goodwill (€728 million).

In accordance with IFRS 3, a certain number of assets and liabilities were measured at fair value, and mainly intangible assets, which were subject to an independent appraisal. Through lack of a market, aeronautical program intangibles were measured using the excess earnings method and trademarks were measured using the royalty method.

The excess earnings method consists of discounting the expected operating margins attributable to intangible assets, by deducting the capitalization expense of the underlying assets.

The capitalization expense represents the required return on assets necessary (working capital requirement, property, plant and equipment and intangible assets, including human capital) to the operations of the valued intangible asset.

The royalty method consists in estimating the cash flows attributable to the trademark with reference to the royalty levels required for the use of trademarks comparable in terms of sector of activity, maturity, recognition, etc.

This fair value measurement mainly concerns the following headings:

		In € million
Intangible assets		2,260
of which programs :	2,088	
trademarks:	147	
customer relations and backlog:	25	
Property, plant and equipment		95
Inventories		444
Total asset remeasurement		**2,799**
Actuarial differences relating to employee benefits		44
Repayable advances		103
Deferred tax liabilities		911
Total liability remeasurement		**1,058**

The revaluation of assets and liabilities acquired breaks down as follows:

Group's share	1,688
Minority interests	53
	1,741

The fair value of the acquired assets and liabilities is therefore equal to the sum of the accounting equity acquired (€2,026 million) and the Group's share of remeasurements (€1,688 million), i.e. €3,714 million.

Goodwill

The difference between the acquisition cost (€5,139 million) and Sagem's share in the fair value of the acquired assets and liabilities (100% of €3,714 million) is €1,425 million and represents the goodwill on the former Snecma Group activities.

The acquisition cost (€5,139 million) was then allocated to the main CGU of the former Snecma Group in proportion to their discounted future cash flows.
Following this allocation, it was possible to determine the residual goodwill of each of the main CGU of the former Snecma Group by taking into account the restated consolidated reserves and allocations.

In € million	**Goodwill**
Snecma	253
Techspace Aero	47
Snecma Propulsion Solide	66
Turbomeca	225
Microturbo	12
Snecma Services	46
Aircelle	213
Messier Dowty	94
Messier Bugatti	93
Hispano-Suiza	96
Labinal	208
Teuchos	52
Globe	10
Cinch Inc.	6
Sofrance	4
Total	**1,425**

E. Amendments to the 2005 financial statements

a) Change in presentation of research tax credit

The research tax credit is recorded in "Other income from operations" with effect from January 1, 2006, and no longer as a deduction from the tax charge.
Following discussions in the market place, SAFRAN Group considers that the conditions governing the grant of these tax credits and, in particular the increase in the volume-related conditions, justify their designation as research grants and, as such, the inclusion of the corresponding income in consolidated profit from operations.
An amount of €22 million was recognized as of December 31, 2005 and reclassified to "Other income".

b) Balance sheet as of December 31, 2005

As part of the definitive allocation of the Snecma Group purchase price, residual goodwill was adjusted following the definitive valuation of repayable advances.
The balance sheet as of December 31, 2005 was amended as a result to enable comparison with the balance sheet as of December 31, 2006:

	Debit	Credit
- Goodwill	€67 million	
- Deferred tax assets	€2 million	
- Deferred tax liabilities	€34 million	
- Borrowings subject to specific terms and conditions		€103 million
	€103 million	€103 million

c) Correction of the Sagem Défense Sécurité accounts

1. Unexplained journals in the accounts of Sagem Défense Sécurité

Following the discovery of unexplained journals in the accounts of SAGEM Défense Sécurité, an independent firm of experts carried out in-depth analyses of work-in-progress and results for the company's main contracts. The conclusions of these analyses resulted, pursuant to IAS 8, in the recording of material error corrections in fiscal year 2005 and prior periods, with total unexplained journals amounting to €134.5 million.

➢ Recognition of losses on the AASM contract,

From the outset, SAGEM Défense Sécurité accounted for the AASM contract as a long-term contract managed on a completion basis. This position was adopted by the company in 2000 and confirmed on transition to IFRS on January 1, 2004. As such, as soon as losses to completion are identified they must be recognized in full in expenses.
At the end of 2005, this contract was loss-making and recognized as such by Sagem Défense Sécurité executive management, which estimated losses to completion at €78 million. A loss of only €9 million was recognized at the end of 2005. An analysis of income and expenses to completion indicates cumulative losses as of December 31, 2005 of €101 million. Additional losses of €92 million were therefore recognized in the accounts at the end of 2005.

Based on available information, it was not possible to allocate these additional losses of €92 million to the fiscal years in which they arose. As such the correction was booked to shareholders' equity in the 2006 opening balance sheet.

➢ Cancellation of unjustified increases in work-in-progress

A review of work-in-progress valuation schedules at the end of 2005 identified increases in work-in-progress recognized on several contracts, without any justification in the contracts concerned. Increases of €22 million were therefore cancelled through 2005 net income.

➢ Impairment of irrecoverable export receivables

A review of outstanding receivables and sales invoice accruals for long-term contracts identified irrecoverable amounts for three export contracts based on the significant age of the receivables and the financial situation of the debtors. Reserves for impairment were recognized to reduce the value of these receivables to their recoverable amount.
Corrections totaled €20.5 million and were allocated €18.4 million to fiscal years 2002 to 2005 and €2.1 million to fiscal year 2006, based on events substantiating non-recovery risks.

2. Correction of accounting errors in the accounts of Sagem Défense Sécurité

Following the analyses referred to above, an audit was carried out of the correct application of SAFRAN Group accounting policies in the accounts of Sagem Défense Sécurité.
The results of this audit led to the correction of accounting errors of €61.6 million, broken down as follows:

➢ Recognition of losses on an inertial navigation /ADIRU contract

SAGEM Défense Sécurité recognized an intangible asset of €5 million in 2005 in respect of an inertial navigation/ADIRU contract. The company did not however possess the necessary documentation for the recognition of this asset and notably documentation demonstrating satisfactory future economic benefits compared with related costs, estimated as of December 31 at €50 million. As such, this contract should have been recorded as a long-term contract with recognition of a provision for losses to completion in 2005 net income in the amount of contract losses to completion, that is €45.6 million at the end of 2005.

➢ Incorrect capitalization of avionic equipment contract expenses

On transition to IFRS, developments costs of €9.6 million under an avionic equipment development program were wrongly capitalized. These costs were financed by the aircraft manufacturer and should therefore have been expensed in fiscal year 2005.

➢ Correction of assets and liabilities recorded in respect of repayable advances

The review of financial assets and liabilities recorded in respect of certain repayable advances identified failure to comply with Group accounting policies (see Note 2.B.7.4) and IFRS. In accordance with IAS 39, the necessary adjustments were booked in order to record in balance sheet liabilities the discounted probable amount of these repayable advances. As the advances received were extremely old, the corrections of €6.4 million were allocated to the IFRS transition date, that is January 1, 2004.

Pursuant to the principles set out in IAS 8, corrections were allocated to the fiscal years concerned where possible, and otherwise to opening shareholders' equity as of January 1, 2006 as follows:

in € million	Total equity as of January 1, 2005	2005 Profit (loss) from operations	Total equity as of January 1, 2006	Total impact on equity attributable to holders of the parent as of January 1, 2006
UNEXPLAINED JOURNALS				
AASM contract			-92,0	-92,0
Export receivables	-14,6	-3,8		-18,4
Unjustified WIP increases		-22,0		-22,0
TOTAL UNEXPLAINED JOURNALS (I)	**-14,6**	**-25,8**	**-92**	**-132,4 ***
ERROR CORRECTIONS				
ADIRU contract		-45,6		-45,6
Avionics contract		-9,6		-9,6
Repayable advances	-6,4			-6,4
TOTAL ERROR CORRECTIONS (II)	**-6,4**	**-55,2**	**0**	**-61,6**
TOTAL BEFORE TAX (I + II)	**-21,0**	**-81,0**	**-92,0**	**-194,0**
Income tax expense	7,2	27,4	31,7	66,3
NET TOTAL	**-13,8**	**-53,6**	**-60,3**	**-127,7**

* Note that €2.1 million of the total unexplained journals of €134.5 million were allocated to fiscal year 2006.

4) Communications branch

The activities in the Communications branch include mobile telephony and broadband communications (fax and multifunctional terminals, DECT, broadband terminals, decoders etc).

The main companies in this branch are:

- Sagem Communication,
- Sagem Communication Austria GmbH,
- Sagem Tunisie,
- Photar.

5) Analysis by business segment

As of December 31, 2006

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense security	Communications	**Total branches**	Holding/ Inter-branch eliminations	**Total as of Dec. 31, 2006**
External revenue	4 723	2 505	1 443	2 167	**10 838**	3	**10 841**
Inter-branch revenue	22	407	117	59	**605**	(605)	**-**
Total revenue	**4 745**	**2 912**	**1 560**	**2 226**	**11 443**	**(602)**	**10 841**
Other branch income	376	353	(4)	66	**791**	(7)	**784**
Branch expenses	(4 495)	(3 086)	(1 538)	(2 211)	**(11 330)**	590	**(10 740)**
Depreciation and amortization, net	(287)	(150)	(70)	(63)	**(570)**	(13)	**(583)**
Impairment of assets	(47)	(31)	7	(70)	**(141)**	(16)	**(157)**
Increase in provisions, net	(213)	1	(48)	(24)	**(284)**	-	**(284)**
Other items	(8)	39	(12)	(94)	**(75)**	28	**(47)**
Profit (loss) from operations	**71**	**38**	**(105)**	**(170)**	**(166)**	**(20)**	**(186)**
Income from associates							**4**
Net finance costs / income							**312**
Income tax expense							**(109)**
Minority interests							**(12)**
Net profit (loss)							**9**
Branch assets *	7 530	4 000	1 621	1 127	**14 278**	323	**14 601**
Non-current financial assets							**364**
Investments in associates	-	16	-	-	**16**	16	**32**
Tax receivables							**188**
Cash and cash equivalents							**743**
Total assets							**15 928**
Shareholders' equity							**4 339**
Minority interests							**173**
Branch liabilities	5 920	1 833	1 176	718	**9 647**	(916)	**8 731**
Borrowings subject to specific terms and conditions							**1 735**
Tax payables							**950**
Total liabilities							**15 928**
Purchase of intangible assets	109	162	13	57	**341**	2	**343**
Purchase of property, plant and equipment	182	64	62	41	**349**	(3)	**346**

* : of which € 397 millions in financial instruments

As of December 31, 2005

(in € millions)	Aerospace propulsion	Aircraft equipment	Defense security	Communications	**Total branches**	Holding/ Inter-branch eliminations	**Total as of Dec. 31, 2005**
External revenue	3 283	1 835	1 231	2 342	**8 691**		**8 691**
Inter-branch revenue	19	257	149	46	**471**	(471)	-
Total revenue	**3 302**	**2 092**	**1 380**	**2 388**	**9 162**	**(471)**	**8 691**
Other branch income *	(156)	180	58	117	**199**	(15)	**184**
Branch expenses	(3 013)	(2 109)	(1 296)	(2 379)	**(8 797)**	455	**(8 342)**
Depreciation and amortization, net	(230)	(106)	(54)	(57)	**(447)**	(10)	**(457)**
Impairment of assets	(53)	(13)	(9)	8	**(67)**	(10)	**(77)**
Increase in provisions, net	(70)	(26)	(36)	3	**(129)**	36	**(93)**
Other items	(134)	(53)	(6)	(73)	**(266)**	(7)	**(273)**
Profit (loss) from operations	**(354)**	**(35)**	**37**	**7**	**(345)**	**(22)**	**(367)**
Income from associates							**3**
Net finance costs / income							**(166)**
Income tax expense							**226**
Minority interests							**2**
Net profit (loss)							**(302)**
Branch assets **	7 071	3 719	1 585	1 211	**13 586**	412	**13 998**
Non-current financial assets							**451**
Investments in associates	21	16	-	-	**37**	-	**37**
Tax receivables							**159**
Cash and cash equivalents							**936**
Total assets							**15 581**
Shareholders' equity							**4 504**
Minority interests							**164**
Branch liabilities	5 007	1 564	987	905	**8 463**	(502)	**7 961**
Borrowings subject to specific terms and conditions							**1 932**
Tax payables							**1 020**
Total liabilities							**15 581**
Purchase of intangible assets	110	133	25	74	**342**	1	**343**
Purchase of property, plant and equipment	117	78	39	37	**271**	(13)	**258**

* : including change in inventories of finished goods and work in progress and capitalized production

** : of which € 452 millions in financial instruments

B. Geographical segments

The Group is mainly based in four geographical segments.

1) Analysis of revenue by customer location

	Dec. 31, 2006		Dec. 31, 2005	
(in € millions)	Amount	%	Amount	%
France	3 568	33%	3 352	39%
Europe (excluding France)	2 245	21%	1 792	21%
North America	2 922	27%	2 029	23%
Asia	1 002	9%	714	8%
Rest of the world	1 104	10%	804	9%
Total	**10 841**	**100%**	**8 691**	**100%**

2) Carrying amount of segment assets and additions to intangible assets and property, plant and equipment

	Branch assets				Purchase of intangible assets and PP&E			
	Dec.31, 2006		Dec.31, 2005		Dec.31, 2006		Dec.31, 2005	
(in € millions)	Amount	%	Amount	%	Amount	%	Amount	%
France	12 799	88%	12 358	88%	482	70%	480	80%
Europe	1 468	10%	1 161	8%	146	21%	87	15%
North America	578	4%	646	5%	34	5%	20	3%
Asia	69	-	53	-	5	1%	3	0%
Rest of the world	262	2%	184	1%	22	3%	12	2%
Inter-area eliminations	(575)	(4%)	(404)	(2%)	-	-	(1)	-
Total	**14 601**	**100%**	**13 998**	**100%**	**689**	**100%**	**601**	**100%**

4. BREAKDOWN OF THE CONSOLIDATED FINANCIAL STATEMENTS

A. Breakdown of income statement items

1) Revenue

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Original aircraft equipment	3 780	2 543
Aircraft spare parts	1 527	1 079
MRO	1 019	717
R & D contracts	541	425
Mobile telephones	958	1 092
High speed communications	1 209	1 249
Navigators and aeronautic systems	490	494
Optronic and infantry soldier systems	423	409
Security	530	328
Other	364	355
Total	**10 841**	**8 691**

2) Other income

Other income mainly comprises operating subsidies and various other operating income as shown in the following table:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Operating subsidies	61 *	33 *
Other operating income	13	78
Total	74	**111**

* including a research tax credit of € 39 millions in 2006 and € 22 millions in 2005

3) Raw materials and consumables used

Raw materials and consumables for the year primarily involve raw materials, supplies, subcontracting purchases and all external services.
They break down as follows:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Raw materials, supplies and others	(3 138)	(2 426)
Bought-in goods	(153)	(96)
Changes in inventories	101	65
Sub-contracting	(2 227)	(1 827)
Purchases not held in inventory	(325)	(247)
External services	(1 634)	(1 291)
Total	**(7 376)**	**(5 822)**

8) Income from associates

See breakdown of balance sheet items in Note 4.B. 3

9) Net finance costs/income

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Cost of net borrowings and long-term debt	**(22)**	**(29)**
Foreign exchange hedging ineffectiveness	(44)	(67)
Loss on financial instruments held for trading	(1)	(1)
Foreign exchange loss	(1 245)	(804)
Increase in provisions	(2)	(25)
Foreign exchange gains (losses) on provisions	-	(23)
NCA of non-consolidated investments sold	(65)	(16)
Debt waivers	-	(21) *
Discount impact	(35)	(19)
Other	(2)	-
Total other finance costs	**(1 394)**	**(976)**
Proceeds from disposal of assets	36	18
Foreign exchange gain	1 618	757
Reversals of provisions	29	53
Foreign exchange gains (losses) on provisions	45	-
Other	-	11
Total other finance income	**1 728**	**839**
Total other finance costs / income	**334**	**(137)**
Total financial costs / income	**312**	**(166)**

* This is offset in net finance costs/income by an equivalent reversal of provisions.

10) Income tax expense

The income tax expense breaks down as follows:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Current tax charge	(235)	(101)
Deferred tax charge	126	327
Total income tax expense	**(109)**	**226**

The current tax charge corresponds to amounts paid or payable to the tax authorities in the short term in respect of the current period, in accordance with prevailing legislation in the various countries and certain agreements (e.g. group consolidated for tax purposes).

A number of Group companies were the subject of tax audits during 2006 covering fiscal years 2003 and 2004 and in certain cases 2005. The majority of these audits are still ongoing. Based on initial revised assessments received at the end of 2006, the companies analyzed the different grounds for reassessment and identified for each available, justification for contesting their application.

Accrued expenses were recognized as of December 31, 2006 in respect of those revised assessments accepted by the companies or that they intend to accept, encompassing any potential impacts on future periods and on employee profit sharing.

B. Breakdown of balance sheet items

1) Non-current assets

a) Goodwill

The breakdown of goodwill is as follows:

(in € millions)	Dec. 31, 2006 Net	Dec. 31, 2005 Net
Snecma	253	253
Turbomeca SA	225	225
Aircelle	213	213
Labinal	208	208
Hispano Suiza	96	96
Messier Dowty SAS	94	94
Messier Bugatti	93	93
Snecma Propulsion Solide	66	66
Sagem Orga	66	-
Teuchos SA	52	52
Techspace Aero	47	47
Snecma Services	46	46
Sagem Défense Sécurité	42	41
Vectronix	23	24
Sagem Communication	21	21
Microturbo SA	12	12
Globe Motors Inc	10	11
Cinch Connectors Inc	6	7
Sagem-Interstar	6	-
Wuhan Tianyu Information Industry	5	5
Sofrance	4	4
Other	1	1
Total	**1 589**	**1 519**

The net movement in goodwill is due to the following:

(in € millions)	
As of Dec. 31, 2005	**1 519**
Changes in scope of consolidation	74
Movement during the period	(1)
Impairment	(1)
Translation adjustments	(2)
As of Dec. 31, 2006	**1 589**

The SAFRAN Group performed impairment tests at entity level.
The value in use of these Cash Generating Units was calculated according to the rules set forth in Note 2.B 4.

The main assumptions underlying the assessment of the value in use of the Cash Generating Units are as follows:

- operating forecasts take into account general economic data, specific inflation rates for each geographical area and a US dollar exchange rate based on existing hedge contracts, available market information and medium-to-long term macro-economic assumptions.
- terminal values are based on a growth rate of 1.5%, with the exception of the main entities of the Propulsion Branch for which a growth rate of 2% is adopted.

- the benchmark discount rate is 7.5%, after tax, applied to post-tax cashflows.

It resulted that:
- No additional impairment was recognized for the assets taken separately, apart from that already recognized in the financial statements
- The recoverable amount of each CGU totally justifies the goodwill recorded in Group assets.

In addition, a sensitivity analysis was carried out in respect of the principal SAFRAN Group goodwill balances, by varying the main assumptions as follows:

- change in the US dollar exchange rate of USD/EUR 0.10,
- increase in the benchmark discount rate of 0.5%,
- decrease in the perpetual growth rate of -0.5% .

The above changes in the main assumptions, taken individually or cumulatively, do not produce values in use below net carrying amounts and, as such, did not result in the recognition of goodwill impairment.

b) Intangible assets

Intangible assets break down as follows:

	Dec. 31, 2006			Dec. 31, 2005		
(in € millions)	Gross	Amort. / impairment	Net	Gross	Amort. / impairment	Net
Brand names	147	(2)	145	147	(1)	146
Programs	2 704	(355)	2 349	2 693	(179)	2 514
Development expenditure	625	(200)	425	346	(48)	298
Concessions, patents, licences	52	(41)	11	51	(39)	12
Software	186	(132)	54	130	(101)	29
Other	101	(29)	72	91	(18)	73
Total	**3 815**	**(759)**	**3 056**	**3 458**	**(386)**	**3 072**

Brands with an indefinite life amount to €119 million.
The weighted average remaining amortization of the programs is around 12 years.

Movements in intangible assets break down as follows:

(in € millions)	**Gross**	**Amortization/ impairment**	**Net**
As of December 31, 2005	**3 458**	**(386)**	**3 072**
Internally produced assets	278	-	278
Additions	74	-	74
Disposals and assets removed	(8)	7	(1)
Amortization	-	(276)	(276)
Impairment losses recognized in profit or loss	-	(91)	(91)
Reclassifications	4	(9)	(5)
Changes in scope of consolidation	11	(5)	6
Translation adjustments	(2)	1	(1)
As of Decembre 31, 2006	**3 815**	**(759)**	**3 056**

Research expenditure recognized in expenses for 2006 amounts to €746 million (€470 million in 2005).

Capitalized development expenditure as of December 31, 2006 amounts to €240 million (€298 million in 2005).

In 2006, development expenditure amortization was recognized in expenses in the amount of €52 million (€43 million in 2005).

In addition, revalued assets (allocation of the Snecma group purchase price) were amortized in the amount of €164 million.
Impairment tests led to the impairment of development expenditure relating to Communication Branch mobile telephone projects in the amount of €75 million. These projects no longer satisfy capitalization criteria and, in particular, the financial criteria concerning the profitability.

c) Property, plant and equipment

i) Breakdown

	Dec. 31, 2006			Dec. 31, 2005		
(in € millions)	Gross	Deprec. / impairment	Net	Gross	Deprec. / impairment	Net
Land	215	-	215	215	(1)	214
Aircraft *	-	-	-	56	(31)	25
Buildings	786	(411)	375	805	(397)	408
Technical facilities, equipment and tooling	3 216	(2 320)	896	3 132	(2 249)	883
PP&E in course of construction, advances	241	(16)	225	168	(18)	150
Site development and preparation costs	22	(11)	11	22	(11)	11
Buildings on land owned by third parties	30	(17)	13	12	(4)	8
Computer hardware and other equipment	361	(270)	91	362	(263)	99
Total	**4 871**	**(3 045)**	**1 826**	**4 772**	**(2 974)**	**1 798**

* The totality of Laura Leasing assets is sold in 2006

Assets held under finance leases, recognized in property, plant and equipment, break down as follows:

	Dec. 31, 2006			Dec. 31, 2005		
(in € millions)	Gross	Deprec. / impairment	Net	Gross	Deprec. / impairment	Net
Land	5	-	5	5	-	5
Buildings	80	(47)	33	90	(48)	42
Technical facilities, equipment and tooling	60	(32)	28	54	(30)	24
Computer hardware and other equipment	21	(13)	8	23	(12)	11
Total	166	(92)	74	**172**	**(90)**	**82**

ii) Movements

(in € millions)	Gross	Depreciation / impairment	Net
As of December 31, 2005	**4 772**	**(2 974)**	**1 798**
Internally produced assets	72	-	72
Additions	394	-	394
Disposals and assets removed	(289)	215	(74)
Depreciation	-	(306)	(306)
Net impairment	-	(13)	(13)
Reclassifications	(2)	5	3
Changes in scope of consolidation	6	(9)	(3)
Translation adjustments	(82)	37	(45)
As of Decembre 31, 2006	**4 871**	**(3 045)**	**1 826**

Movements in property, plant and equipment break down as follows:

Impairment tests did not lead to the recognition of significant impairment of property, plant and equipment.

2) Financial assets

a) Non-current financial assets

Non-current financial assets break down as follows:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Non-consolidated investments	254	340
Other financial assets	110	111
Total	**364**	**451**

i) Non-consolidated investments

Non-consolidated investments break down as follows:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Unlisted shares	190	286 *
Listed shares	64	54
Total	**254**	**340**

* : this figure includes Orga shares

They include SAFRAN Group holdings in various non-consolidated companies, the most significant of which are:

(in € millions)	As of	Percentage of control	Shareholders' equity including profit/loss for the period	Net profit and loss	Net carrying amount
Sichuan Snecma Aero-Engine Maintenance	Dec. 31, 2005	52,67	(4,5)	(1,8)	4,0
Snecma Morocco Engine Services SAS	Dec. 31, 2005	51,00	2,7	0,3	1,2
Turbomeca do Brasil	Dec. 31, 2005	100,00	8,6	1,3	8,6
Arianespace Participation	Dec. 31, 2005	10,44	45,0	9,9	-
Embraer	Dec. 31, 2005	1,12	1 274,4	362,6	64,0
Snecma Ltd	Dec. 31, 2005	100,00	27,3	2,3	25,9
RRTM	Dec. 31, 2005	50,00	3,3	0,4	-
GEAM (1)	Dec. 31, 2005	19,90	150,8	26,1	40,7

(1) owned by SSP Inc., a not consolidated company owned by Snecma Services Participations

ii) Other financial assets

Other financial assets break down as follows:

(in € millions)	**Dec. 31, 2006**	**Dec. 31, 2005**
Sales-financing loans	42	44
Loans to affiliates	24	25
Loans to employees	24	25
Deposits and guarantees	6	4
Other	14	13
Total	**110**	**111**

Movements in other financial assets are as follows:

(in € millions)	
As of December 31, 2005	**111**
Increases / acquisitions	26
Redemptions / disposals	(27)
Reversals	-
Changes in scope of consolidation	8
Reclassification	(8)
As of December 31, 2006	**110**

b) Current financial assets

Current financial assets mainly correspond to financial assets maturing in less than one year initially classified as non-current.

They break down as follows:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Sales-financing loans	4	4
Loans to affiliates	100	70
Loans to employees	4	3
Total	**108**	**77**

c) Fair value of derivative instruments

The fair value of the SAFRAN Group's derivative instruments stood at €397 million as of December 31, 2006.

Following the SAFRAN Group's decision as of July 1, 2005 to use so-called speculative accounting for its derivative instruments, the change in fair value of these instruments is recognized in net finance costs/income. However, fair value gains and losses on financial instruments recognized as of June 30, 2005 in comprehensive income in the amount of negative €233 million in respect of the effective portion of cash flow hedges, were released to the income statement via revenue following the consumption of hedges existing at this date, in the amount of €78 million for the fiscal year (€39 million in 2005).

3) Investments in associates

A-Pro, Hydrep and SEMMB are consolidated under the equity method on account of the terms of the agreements with the others partners.

The Group's share in the net worth and income of associates breaks down as follows:

			Dec. 31, 2006			Dec. 31, 2005
(in € millions)	% interest	Equity	Income from associates	Of which deferred tax	Net	Net
A-Pro Inc.	50,00%	5	1	-	6	7
Hydrep	50,00%	4	1	-	5	5
SEM MB	49,96%	3	2	-	5	4
Cinch SA (1)	100,00%	12	-	-	12	17
Sociétés gelées SAGEM (2)	100,00%	4	-	-	4	4
Total		**28**	**4**	-	**32**	**37**

(1) Company which will be merged into SAFRAN and for which the equity was frozen as of January 1, 2005

(2) Companies removed from consolidation and for which the equity was frozen as of January 1, 2005

4) Inventories and work-in-progress

Inventories break down as follows:

(in € millions)	Dec. 31, 2006 Net	Dec. 31, 2005 Net
Raw materials and other supplies	558	468
Work-in-progress	1 182	1 123
Semi-finished and finished goods	1 433	1 221
Bought-in goods	67	58
Total	**3 240**	**2 870**

Movements in inventories and work-in-progress break down as follows:

(in € millions)	Gross	Write-down	Net
As of December 31, 2005	**3 326**	**(456)**	**2 870**
Correction of errors	(69)	-	(69)
Movement during the period	461	-	461
Net impairment	-	(15)	(15)
Reclassification	3	(1)	2
Changes in scope of consolidation	23	(5)	18
Translation adjustments	(31)	4	(27)
As of December 31, 2006	**3 713**	**(473)**	**3 240**

5) Trade and other receivables

Trade and other receivables break down as follows:

(in € millions)	Dec. 31, 2006 Net	Dec. 31, 2005 Net
Operating receivables	**4 110**	**3 895**
Debit balances on trade payables / advance payments to suppliers	246	219
Trade receivables and related accounts	3 844	3 651
Current accounts operating	7	13
Employee-related receivables	13	12
Other receivables	**108**	**139**
Prepayments	35	38
Other receivables	73	101
Total	**4 218**	**4 034**

Movements in trade and other receivables are as follows:

(in € millions)	
As of December 31, 2005	**4 034**
Correction of errors	17
Movement during the period	132
Net impairment	(3)
Changes in scope of consolidation	56
Reclassification	3
Translation adjustments	(21)
As of December 31, 2006	**4 218**

Trade and other receivables fall due as follows:

(in € millions)	< 12 months	> 12 months
Operating receivables	3 955	155
Other receivables	82	26
Total	**4 037**	**181**

6) Deferred tax assets and liabilities

a) Deferred tax assets and liabilities break down as follows:

(in € millions)	**Dec. 31, 2006**	**Dec. 31, 2005**
Deferred tax - Asset	120	57
Deferred tax - Liability	929	999
Net position	**(809)**	**(942)**

b) Deferred taxes recognized in equity:

(in € millions)	**Dec. 31, 2006**	**Dec. 31, 2005**
Hedging relationships	40	67
Available-for-sale assets	-	(6)
Treasury shares	(4)	(3)
Total	**36**	**58**

c) Movements in deferred taxes are as follows:

(in € millions)	
Net deferred tax assets (liabilities) as of Decembre 31, 2005	**(942)**
Correction of errors	32
Deferred tax income (expenses) in the profit and loss statement	126
Deferred taxes booked in equity	(22)
Reclassification	(2)
Translation adjustments	(2)
Change in scope of consolidation	1
Net deferred tax assets (liabilities) as of December 31, 2006	**(809)**

d) Deferred tax base:

(in € millions)	As of Dec. 31, 2006	As of Dec. 31, 2005
Deferred tax asset bases		
Intangible and tangible assets	(2 604)	(2 750)
Inventories and work-in-progress	133	119
Current Assets/ Liabilities	(319)	(338)
Financial Assets/ Liabilities	(101)	(438)
Provisions	871	698
Taxation adjustments	(157)	(154)
Losses carried forward and tax credits	112	41
Total deferred tax asset bases	(2 065)	(2 822)
of which temporary differences	1 431	985
Adjustments	(3 496)	(3 807)
Gross deferred tax balance		
Temporary differences	473	342
Adjustments	(1 185)	(1 242)
Total gross deferred tax balance	(712)	(900)
Deferred tax not recognized		
Temporary differences *	(123)	(90)
Adjustments	26	48
Total deferred tax not recognized	(97)	(42)
Net deferred taxes recorded		
Temporary differences	350	252
Adjustments	(1 159)	(1 194)
Total net deferred taxes recorded	**(809)**	**(942)**

* : including € 85 Millions of non-deductible provisions and € 16Millions of losses carried forward

7) Current tax assets and liabilities

Tax assets and liabilities break down as follows:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Current tax - Asset	68	102
Current tax - Liability	21	21
Net position	**47**	**81**

Movements in tax assets and liabilities are as follows:

(in € millions)	
Net tax assets (liabilities) as of December 31, 2005	**81**
Movement during the period	(33)
Change in scope of consolidation	-
Reclassification	(1)
Translation adjustments	-
Net tax assets (liabilities) as of December 31, 2006	**47**

8) Other current and non-current assets

a) Other non-current assets

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Receivables on disposal of property, plant and equipment	1	2
Receivables relating to employees taking early retirement	15	24
Total	**16**	**26**

Movements over the period are as follows:

(in € millions)	
As of December 31, 2005	**26**
Movements during the period	(7)
Changes in scope of consolidation	-
Reclassifications	(3)
As of December 31, 2006	**16**

b) Other current assets

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
VAT receivables	136	142
State aid, accrued receivables	3	3
Other State receivables	12	5
Total	**151**	**150**

Movements over the period are as follows:

(in € millions)	
As of December 31, 2005	**150**
Movements during the period	(2)
Changes in scope of consolidation	4
Translation adjustements	-
Reclassifications	(1)
As of December 31, 2006	**151**

9) Cash and cash equivalents

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Maturity less than 3 months from trade date with no interest rate risk		
Negotiable debt securities	43	330
Treasury shares	-	-
UCITS	215	158
Money market accounts	168	152
Sight and time deposits	317	296
Total	**743**	**936**

(in € millions)	
As of December 31, 2005	**936**
Movement during the period	(213)
Changes in scope of consolidation	21
Reclassification	5
Translation adjustments	(6)
As of December 31, 2006	**743**

10) Fixed-rate and floating-rate financial assets

	Dec. 31, 2006		Dec. 31, 2005	
(in € millions)	Base	Interest rate	Base	Interest rate
Non-current financial assets (excluding non-consolidated investments)	110	4,02%	111	3,98%
Current financial assets	108	3,16%	77	3,58%
Financial assets	**218**	**3,60%**	**188**	**3,81%**
Cash and cash equivalents	**743**	**Eonia / Fed**	**936**	**Eonia / Fed**
Total	**961**		**1 124**	

11) Consolidated shareholders' equity

a) Share capital

As of December 31, 2006, the share capital of SAFRAN was fully paid up and comprised 417,029,585 shares of €0.20 par value each.

b) Breakdown of share capital and voting rights

Each share carries entitlement to one vote. Shares held in registered form for over two years have double voting rights.
The 7,117,552 treasury shares have no voting rights.

c) Consolidated retained earnings

Movements in consolidated retained earnings are as follows:

	€ million
As of December 31, 2005	**4 840**
- January 1, 2006 (correction of errors)	(60)
- Allocation of 2005 adjusted net income to retained earnings	(302)
- Dividend distribution	(148)
- Change in currency translation adjustment	(42)
- Disposals of treasury shares	10
- Other	(2)
As of December 31, 2006	**4 296**

Overall, the SAFRAN Group has deducted €107 million of treasury shares from its consolidated equity.

12) Provisions

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Reserves for performance warranties	392	358
Financial guarantees	131	179
Services to be rendered	427	388
Employee-related commitments	89	95
Post employment benefits	386	375
Sales agreements and long-term receivables	133	58
Losses to completion	351	204
Disputes and litigation	27	27
Negative equity of non-consolidated companies	18	1
Other	123	92
Total	**2 077**	**1 777**
Non-current	**976**	**804**
Current	**1 101**	**973**

Movements in these provisions break down as follows:

(in € millions)	
As of December 31, 2005	**1 777**
Correction of errors	40
Increase in provisions	819
Account transfers	(99)
Utilization	(254)
Reversals	(219)
Changes in scope of consolidation	11
Translation adjustments	(3)
Other movements	5
As of December 31, 2006	**2 077**

13) Post employment benefits

1. Presentation of benefits

The Group has various commitments with respect to defined benefit retirement plans, retirement termination payments and other obligations in France and abroad. The accounting treatment of these various commitments is described in the valuation rules and methods.

a) Defined benefit retirement plans

In France

A supplemental defined benefit retirement plan was implemented by Snecma in 1985 and closed on June 30, 1995 using a step mechanism that allows eligible employees with the company as of that date to maintain their benefits, in whole or in part.

Eligible employees who were at least 60 years of age on July 1, 1995 had their previous time with the company bought at a rate of 2% per year in which contributions were made, in the form of capital. Eligible employees who were between 45 and 55 years of age on July 1, 1995 had their potential benefits frozen as of July 1, 1995 and calculated at a rate of 1.86%, provided that they stay with the company until the close-out of their retirement. Eligible employees who were between 55 and 60 years of age on July 1, 1995 benefit from the incremental benefit based on their actual and total seniority, at a rate of 1.86%.

With the exception of those in this last age group, executives were then moved to a new supplemental defined contribution retirement plan. Group companies affected by this change were SAFRAN (for Snecma employees), Snecma, Snecma Services, Snecma Propulsion Solide, Hispano-Suiza, Messier-Bugatti, Messier-Dowty, Messier Services, Aircelle and Turbomeca.

The plan is funded by contributions to an insurance company which then manages payment of the pensions. On January 1, 2005, the insurance company was changed.

The Sagem Group companies have no plans of this nature on December 31, 2004.

Abroad

Great Britain

There are two pension funds involving Messier-Dowty Ltd and Aircelle Ltd. These pension funds are "contracted out," which means they replace the mandatory supplemental retirement plan. They are managed by trusts. Employees participate in the funding through salary-based contributions. The contribution breakdown between employers and employees is on average 73% for the employer and 27% for the employee.

Euro Zone

The commitments primarily concern Techspace Aero in Belgium. In April 1997, the company subscribed to an insurer for a contract guaranteeing employees the payment of a benefit or a pension at the time of death or retirement. The amount paid is based on the employee category, age, term of service and final salary. The benefit is funded in full by employer contributions.

In Germany, ten employees of Sagem Communication Germany benefit from former Philips plans and three employees of Sagem Orga GmbH have a pension plan. Risks relating to benefit entitlement are borne by the employer.

Switzerland

Vectronix AG set up a retirement plan mutualised with Leica, the former shareholder of Vectronix AG. This defined benefit plan was intended for retired and active employees of Vectronix AG. Vectronix AG terminated the contract with Leica, with effect as of December 31, 2006. Vectronix's assets were subsequently removed from the Leica fund, whose future had become uncertain and transferred to another insurer, Gemini, which granted Vectronix full independence in the management of its plan. In addition, at the time of this transfer, Vectronix AG purchased retirement annuities from the new insurer.

Canada

Two pension plans exist within Messier-Dowty Inc. and Hispano-Suiza Canada (spin-off of Messier-Dowty Inc.): one plan for workers and a second plan for executives and top management. These plans are financed by employer and employee contributions.

U.S.A.

The only retirement benefit commitments in the U.S.A. concerned the Messier Services Inc. pension funds. Pursuant to the closure of this industrial site, the rights under this plan were frozen as of December 31, 2005 and residual commitments were fully transferred to the insurer John Hancock on December 18, 2006. As of December 31, 2006, the Group no longer has any retirement benefit commitments in the United States.

b) Retirement termination payments

In France

This heading includes commitments in respect of statutory termination payments due on retirement and asbestos-related compensation in Snecma Propulsion Solide.

Abroad

This heading includes commitments under early retirement plans in Sagem Communication Germany, Sagem Communication Italia, Sagem Communication Austria, Sagem ORGA GmbH, Snecma Services Brussels and Vectronix AG.

At Vectronix AG, the plan was discontinued as of December 31, 2006, triggering the immediate recognition of all actuarial gains and losses.

c) Other employee benefits

In France

This heading mainly comprises commitments in respect of long-service awards, loyalty premiums, executive bonuses and gold watches granted at Sagem Communication, Sagem Défense Sécurité and Safran Informatique.

Abroad

This heading includes commitments in respect of jubilee benefits at Sagem Communication Germany and Sagem Communication Austria.

2. Main actuarial assumptions

		Euro Zone	U.K.	Switzerland	U.S.A.	Canada
Discount rate	Dec 31, 2006	4,50%	5,00%	3,00%		5,00%
	Dec 31, 2005	*4,50%*	*5,00%*	*3,00%*	*5,50%*	*5,50%*
Inflation rate	Dec 31, 2006	2,00%	2,80%			2,50%
	Dec 31, 2005	*2,00%*	*2,90%*			*3,00%*
Expected return on plan assets	Dec 31, 2006	4,50%	6,65%-7,61%	4,50%		6,50%
	Dec 31, 2005	*4,50%*	*6,48%-6,73%*	*5,00%*	*7,25%*	*6,50%*
Rate of salary increase	Dec 31, 2006	1.50%-5.00%	4,3%	1,50%		3,5%-4,5%
	Dec 31, 2005	*1.50%-5.00%*	*4,4%*	*1,50%*	*3.50%-5.00%*	*4.00%-5.00%*
Retirement age	Executives	63 / 65 year old	65 year old	64 year old		65 year old
	Non executives	61 year old				60 year old

3. Plan movements

a) Movement in commitments

	Defined benefit retirement plans	Retirement termination payments	Other employee benefits	Total
Commitments as of Dec 31, 2005	**375**	**270**	**29**	**674**
Current service cost	14	14	3	31
Interest cost	19	12	1	32
Contribution by plan participants	4	0	0	4
Actuarial gains (losses)	(3)	10	(0)	7
Benefits paid	(15)	(15)	(3)	(33)
Past service costs	(3)	3	(0)	(0)
Changes in scope of consolidation	3	0	0	3
Translation adjustements	3	(0)	0	3
Commitments as of Dec 31, 2006	**397**	**294**	**30**	**721**
of which : financed	396	0	0	396
not financed	1	294	30	325

b) Movement in assets

	Defined benefit retirement plans	Retirement termination payments	Other employee benefits	Total
Fair value of assets as of Dec 31, 2005	**249**	**0**	**0**	**249**
Expected return on plan assets	17	0	0	17
Actuarial gains (losses)	5	0	0	5
Contribution by the employer	17	0	0	17
Contribution by plan participants	4	0	0	4
Benefits paid during the period	(16)	0	0	(16)
Changes in scope of consolidation	3	0	0	3
Translation adjustements	2	0	0	2
Fair value of assets as of Dec 31, 2006	**281**	**0**	**0**	**281**

c) Plan expenditure over the period

	Defined benefit retirement plans	Retirement termination payments	Other employee benefits	Total
Current service cost	13	14	3	30
Interest cost	19	12	1	32
Expected return on plan assets	(17)	0	0	(17)
Amortization of actuarial gains and losses	1	0	0	1
Past service cost	0	0	0	0
Changes in scope of consolidation	(1)	(1)	0	(2)
Charge for the period	**15**	**25**	**4**	**44**

4. Accounting changes

a) Reconciliation of the financial position as of December 31, 2006

	Defined benefit retirement plans	Retirement termination payments	Other employee benefits	Total
Commitments	397	294	30	721
Fair value of plan assets	281	0	0	281
(Deficit) / Surplus	**(116)**	**(294)**	**(30)**	**(440)**
Unrecognized actuarial gains /(losses)	15	5		20
Unrecognized past service cost	2	3		5
Unrecognized net assets	(1)	0	0	(1)
Provision	**100**	**286**	**30**	**416**

b) Movement in the provision

	Defined benefit retirement plans	Retirement termination payments	Other employee benefits	Total
Provision as of Dec 31, 2005	**101**	**274**	**29**	**404**
Expenditure for the period	15	25	4	44
Contribution by the employer	(17)	(15)	(3)	(35)
Translation adjustments	0	1	0	1
Unrecognized net assets	1	1	0	2
Provision as of Dec 31, 2006	**100**	**286**	**30**	**416**

5) Other analyses

a) Asset allocation as of December 31, 2006 – effective rate of return

	France		U.K.		Europe other		U.S.A. / Canada	
	%	Effective rate of return	%	Effective rate of return	%	Effective rate of return	%	Effective rate of return
Shares	20,5%	7,00%	82,3%	7,92%	12,0%	6,60%	57,6%	7,70%
Bonds and liabilities	67,7%	4,16%	15,9%	4,27%	30,7%	3,66%	36,3%	5,40%
Property	11,9%	5,60%	1,4%	7,20%	9,6%	6,60%	0%	
Cash and equivallent	0%		0,3%	4,70%	47,8%	3,00%	6,1%	3,00%

b) Breakdown of commitments by geographical area as of December 31, 2006

	France	U.K.	Europe other	U.S.A / Canada	Total
Commitments	354	293	56	18	721
Fair value of assets	5	238	24	14	281
(Deficit) / Surplus	**(348)**	**(56)**	**(32)**	**(4)**	**(440)**
Provision	**336**	**49**	**30**	**1**	**416**
of which :					
Defined benefit retirement plans	29	49	20	1	100
Retirement termination payments	277	0	9	0	286
Other employee benefits	30	0	1	0	30

c) History of commitments

	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002
Commitments	721	674	62	58	55
Fair value of assets	281	249	0	0	0
(Deficit)/Surplus	**(440)**	**(425)**	**(62)**	**(58)**	**(55)**
Provision	**416**	**403**	**61**	**57**	**55**
Experience adjustments	15	NA	NA	NA	NA
in % of commitments	*2%*				

The cost for the year with respect to defined contribution plans amounted to €160.6 million and breaks down as follows:

- Contributions to general retirement plans: €152.2 million
- Contributions to Art.83* supplementary retirement plan: €8.4 million

** Plan set up within the main French companies of the former Snecma Group structure.*

14) Borrowings subject to specific terms and conditions

These borrowings mainly correspond to French State repayable advances. Their valuation method is described in Note 2.B.7.4.

Movements in this item break down as follows:

(in € millions)	
As of December 31, 2005	**523**
New advances received	71
Advances repaid	(46)
Discounting reversal	24
Interest cost	6
Translation adjustments	(5)
Changes in scope of consolidation	-
As of December 31, 2006	**573**

15) Interest-bearing liabilities

Interest-bearing liabilities break down as follows:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Interest-bearing non-current liabilities	463	532
Interest-bearing current liabilities	699	877
Total	**1 162**	**1 409**

a) Interest-bearing non-current liabilities

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Finance lease borrowings	68	75
Other long-term loans	395	457
Total interest-bearing non-current liabilities	**463**	**532**

Financial covenants were provided for certain long-term financing secured in 2003 and 2005.

The following two limit ratios are applied:
- Net borrowings and long-term debt/EBITDA < 2.5
- Net borrowings and long-term debt/shareholders' equity < 1

The terms "Net borrowings and long-term debt", "EBITDA" and "Shareholders' equity" are English translations of the French terms, defined as follows:
- Net borrowings and long-term debt: borrowings and long-term debt (excluding repayable advances) less marketable securities and cash and cash equivalents.
- EBITDA: the sum total of net operating income and net charges to depreciation, amortization and provisions.
- Shareholders' equity: shareholders' equity is comprised of the share of equity held by the equity holders of the parent and minority interests.

For 2006, these ratios were determined using the consolidated pro forma financial statements.

Available confirmed credit lines totaled €1.4 billion as of December 31, 2006.

In addition, the Group negotiated the terms and conditions of a real estate lease finance contract of €70 million for a future investment.

f) Fixed-rate and floating-rate interest-bearing liabilities

	Non current				Current			
	Dec. 31, 2006		Dec. 31, 2005		Dec. 31, 2006		Dec. 31, 2005	
(in € millions)	Base	Interest rate	Base	Interest rate	Base	Interest rate	Base	Interest rate
Fixed rate	364	3,58%	432	3,55%	102	3,52%	75	3,76%
Floating rate	99	4,07%	100	4,04%	597	4,21%	802	3,06%
Total	**463**	**3,69%**	**532**	**3,64%**	**699**	**4,11%**	**877**	**3,12%**

16) Trade and other payables

These items break down as follows:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Operating liabilities	**5 886**	**5 351**
Credit balances on trade receivables	572	463
Advance payments from customers	2 448	2 083
Operating payables	2 169	2 233
Operating current account	1	7
Employee-related liabilities	696	565
Other liabilities	**504**	**546**
Other liabilities	234	337
Deferred income	270	207
Premiums on currency options received before the due date	-	2
Total	**6 390**	**5 897**

Movements in trade and other payables are as follows:

(in € millions)	
As of December 31, 2005	**5 897**
Movement during the period	492
Changes in scope of consolidation	56
Translation adjustments	(41)
Other	(14)
As of December 31, 2006	**6 390**

Deferred income concerns Messier Bugatti for €49 million (non-recognition of revenue) and Snecma for €90 million (including revenue recognized under the percentage of completion method of €80 million).

Trade and other payables fall due as follows:

(in € millions)	< 12 months	> 12 months
Operating liabilities	5 624	262
Other liabilities	331	173
Total	**5 955**	**435**

17) Other non-current and current liabilities

a) Non-current

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Payables on purchase of property, plant and equipment	53	40
Payables relating to employees taking early retirement	46	85
Payables on purchase of financial assets	13	-
Total	**112**	**125**

(en millions d'euros)	
As of December 31, 2005	**125**
Movements during the period	(3)
Changes in scope of consolidation	-
Translation adjustments	-
Reclassification	(10)
As of December 31, 2006	**112**

b) Current

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Unrealized foreign exchange gains	-	-
Fair value of financial instruments held for trading	2	1
State aid, accrued payables	34	19
State - other taxes and duties	116	142
Total	**152**	**162**

(in € millions)	
As of December 31, 2005	**162**
Movements during the period	(19)
Changes in scope of consolidation	4
Reclassification	5
As of December 31, 2006	**152**

18) Workforce

The Group's average workforce over the year breaks down as follows:

Consolidated companies	
France	39 935
Abroad	17 734
Total	**57 669**

The breakdown by activity sector is as follows:

Aerospace Propulsion	20 858
Aircraft Equipment	17 736
Defense security	9 244
Communications	9 320
Other	511
Total	**57 669**

The workforce, including non-consolidated companies, totals 60,707.

The breakdown of the workforce of French companies by socio-professional category is as follows:

Executives	12 631
Supervisors	1 330
Technicians	12 650
Administrative employees	3 558
Workers	9 766
Total	**39 935**

The above figures include the workforce of the following proportionately consolidated companies (in the amount of percentage consolidation):

Shannon Engines Support	8
Europropulsion	38
Ningbo Bird Sagem Electronics Ltd	1 219
Sofradir	119
Ulis	28
Famat	245
Compagnie de Découpe de l'Ouest SAS	24
Wuhan Tianyu Information	106
Total	**1 787**

19) Interests in joint ventures

The Group has interests accounted for using proportionate consolidation (the contribution is recognized line by line in the financial statements) in the following companies:

- CFM International Inc. and CFM International SA: coordination of the CFM56 engine program with General Electric and marketing,
- Shannon Engine Support Ltd: leasing of CFM56 engines, modules, equipment and tooling to airline companies,
- Famat: manufacture of large casings subcontracted by Snecma and General Electric,
- Europropulsion: research, development, testing and manufacture of solid propergol propulsion systems,
- Compagnie de Découpe de l'Ouest SAS: manufacture of fax machine ink ribbons,
- ULIS: manufacture of uncooled infrared detectors,
- SOFRADIR: manufacture of cooled infrared detectors,
- Ningbo Bird Sagem Electronics Co, Ltd: manufacture of mobile telephones using Sagem technology (mainly modules) for Bird for the Chinese market and for Sagem in the rest of the world,
- Wuhan Tianyu Information Industry Co, Ltd: manufacture of smart cards.

The Group's share in the various financial headings of these subsidiaries, which is included in the consolidated financial statements, is as follows:

(in € millions)	Dec. 31, 2006	Dec. 31, 2005
Current assets	290	306
Non-current assets	267	242
Current liabilities	350	352
Non-current liabilities	20	15
Operating income	221	173
Operating expenses	(175)	(142)
Finance (costs)/income	(5)	(2)
Income tax expense	(13)	(2)
Net profit for the period	28	27
Cash flows relating to operating activities	54	32
Cash flows relating to investing activities	(71)	18
Cash flows relating to financing activities	13	(18)

20) Share-based payments

1. Stock options:

The Group granted its employees stock options under the following plans:

	2000 Plan	2001 Plan	2002 Plan	2003 Plan	2004 Plan
Date of Shareholders' Meeting	05.10.2000	04.24.2001	05.17.2002	04.23.2003	04.21.2004
Date of Management Board Meeting (Board of Directors meeting prior to April 24, 2001)	05.10.2000	04.24.2001	05.17.2002	04.23.2003	04.21.2004
Start date from which options may be exercised	05.10.2004	04.24.2003	05.17.2004	04.23.2005	04.21.2008
Expiry date	05.10.2006	04.24.2006	05.17.2007	04.23.2008	04.21.2009
Strike price in euro (*)	50.24	20.51	10.29	10.63	17.26
Number of options granted (*)	1 278 900	1 341 667	1 166 667	1 050 435	750 000
Number of beneficiaries	212	150	197	173	96

(*) adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004

The number of options and the strike price were adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004.

Changes in the number of options and the average strike price are as follows:

Figures adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004	Number of options	Weighted average strike price
Number of options outstanding as of December 31, 2004	5 062 355	15,24
Number of options granted in 2005	-	-
Number of options exercised in 2005	(745 465)	9,56
Number of options expired in 2005 and not exercised	(89 250)	9,31
Number of options outstanding as of December 31, 2005	4 227 640	16,37
Number of options available for exercise as of Dec. 31, 2005	3 477 640	16,17
Number of options granted in 2006	-	-
Number of options exercised in 2006	(599 495)	10,67
Number of options expired in 2006 and not exercised	(1 481 440)	23,76
Number of options outstanding as of December 31, 2006	2 146 705	12,86
Number of options available for exercise as of Dec. 31, 2006	1 396 705	10,50

A total of 1,396,705 options were available for exercise at the year end.

Outstanding options have a strike price of between €10.29 and €17.26. They have a contractual weighted average maturity of 1.42 years as of December 31, 2006.

The breakdown of the number of options per plan is as follows:

number of options (adjusted)	**Dec. 31, 2006**	**Dec. 31, 2005**
2000 Plan	-	161 700
2001 Plan	-	1 337 240
2002 Plan	546 105	989 530
2003 Plan	850 600	989 170
2004 Plan	750 000	750 000
Total options	**2 146 705**	**4 227 640**

Only those plans granted after November 7, 2002 and not yet vested as of January 1, 2006 are measured and recognized. Plans granted prior to November 7, 2002 are not therefore recognized. Under these conditions, two stock option plans (2003 and 2004 plans) were measured and recognized using the Black & Scholes model.

The expense recognized in respect of 2006 concerns the 2004 plan.

No plan was granted in 2006.

	2004 Plan
Valuation of stock option plans (in € millions)	4,00
Share price when options granted (in euro) *	18,10
Option subscription price (in euro) *	17,26
Volatility	30%
Risk-free interest rate	3,2 % - 3, 32 %
Vesting period	4 ans
Exercise period	5 ans
Dividend distribution rate	1,07%

* Figures adjusted to take into account the bonus share issue in December 2003 and the 5 for 1 stock split in December 2004

The expected volatility corresponds to the volatility of the share in the past 2 years.

The expense recognized in the income statement totaled €1 million for the year ended December 31, 2006 and €2 million for the year ended December 31, 2005, respectively.

2. Bonus shares granted to Sagem SA employees prior to the merger

The Extraordinary Shareholders' Meeting of May 11, 2005 decided a bonus share issue in favor of Sagem SA employees, prior to the merger, in accordance with the new regulations set forth in the 2005 French Finance Law. All employees shall receive 50 shares, provided they have at least one year's service on the eve of the Extraordinary Shareholders' Meeting and hold, directly or indirectly, Sagem SA shares through the company mutual funds. The total expense represented by this bonus share issue is determined under IFRS based on market prices and turnover assumptions. It is amortized on a straight-line basis over the 2-year vesting period, as from the date of grant by the Management Board.

The expense recognized in the income statement totaled €4 million for the year ended December 31, 2006.

Number of bonus shares granted as of January 1, 2006	554 700
Number of bonus shares granted in 2006	-
Number of bonus shares granted as of December 31, 2006	554 700
Number of bonus shares definitly acquired	-

21) Related parties

a) Related party transactions

(in € millions)	**Dec. 31, 2006**	**Dec. 31, 2005**
Sales to related parties	1 591	914
Purchases from related parties	(103)	(103)
Receivables on related parties	767	375
Payables on related parties	785	302

Related parties primarily consist of the French State and entities controlled by the French State.

b) Directors compensation

(in € millions)	**Dec. 31, 2006**	**Dec. 31, 2005**
Short-term benefits	**10,9**	7,8
Post employment benefits	**1,3**	1,3
Terminal payments	-	2,0
Share based benefits	**2,9**	0,5

c) Relations between SAFRAN and its subsidiaries

The main financial flows between SAFRAN and its subsidiaries concern the following:

- cash pooling is performed at SAFRAN Group level. As such, cash pooling agreements exist between SAFRAN and each of the Group companies governing the terms and conditions of advances and investments.

- a foreign exchange risk management policy is also implemented centrally by the head company for the entire SAFRAN Group, which seeks to protect the economic performance of operating subsidiaries from random foreign currency fluctuations (mainly in the U.S. dollar) and optimize the quality of hedges implemented via a portfolio of hedging instruments.

- Pursuant to the provisions of Article 223A of the French General Tax Code (*Code général des impost*), SAFRAN is liable for the entire income tax charge and the minimum tax charge due by the tax group comprising itself and its tax consolidated subsidiaries.

  In accordance with the tax group agreement, tax group subsidiaries bear their own tax charge as if they were not members of the tax group and pay the corresponding amounts to SAFRAN, as their contribution to the Group tax payment.

- Services rendered by the holding company to its subsidiaries are generally billed to beneficiaries based on assistance agreements.

22) Contingent liabilities

In accordance with Law 2004-391 of May 4, 2004 governing professional training and the local branch agreement of July 20, 2004, the Group's French companies grant their employees the right to individual training of a minimum of 20 hours per calendar year up to a maximum total of 120 hours. The Group's French companies are gradually integrating this new element into the scope of in-service training and skills development negotiations.

5. STATEMENT OF CASH FLOW

A. Cash and cash equivalents

Cash and cash equivalents comprise time deposit and sight deposit accounts and marketable securities.

Cash and cash equivalents have a term of less than 3 months and are convertible to a known amount of cash.

The breakdown of these amounts is shown in Note 4-B.9.

B. Purchases of intangible assets and property, plant and equipment

These items break down as follows:

(in € millions)	**Dec. 31, 2006**	**Dec. 31, 2005**
Intangible assets	(352)	(344)
Property, plant and equipment	(462)	(301)
Movement in amounts payable to suppliers of intangible assets and PP&E	6	-
Movement in amounts payable to suppliers of tangible assets	13	-
Movement in amounts receivable on disposals of tangible assets	1	-
Disposals of intangible assets and PP&E	3	1
Disposals of tangible assets	102	43
Total	**(689)**	**(601)**

C. Material non-cash transactions

The Group performed certain transactions which did not have an impact on cash and cash equivalents.

They mainly concern:

	In € million
- depreciation, amortization, impairment and provisions	951
- impact of changes in the value of financial instruments (1)	135
- Other	(3)
	1,083

(1) This impact is primarily the result of the Group's decision to apply so-called speculative accounting from July 1, 2005 and therefore to recognize in net finance costs/income the change in fair value of its financial instruments from this date.

D. Group accounting policy

It is Group accounting policy to classify dividends received and interest received or paid in operating activities.

6. OFF-BALANCE SHEET COMMITMENTS AND FINANCIAL INSTRUMENTS

A. Exposure to foreign currency risk

Most sales in the Aerospace Propulsion and Aircraft Equipment branches are transacted in US dollars, which is virtually the sole currency used in the civil aviation industry. Accordingly, the net excess of revenues over operating expenses for these activities totaled US$3.9 billion for the year (€3.3 billion for 2005). The hedging policy described below is aimed at safeguarding the Group's profitability and ensuring a steady flow of income.

In addition, the Communications branch purchases a portion of its components in US dollars. As the resulting exposure is short term, it is managed on a specific basis. Consequently, the net exposure totaled US$910 million for 2006 (US$670 million for 2005).

1) Hedging policy

There are two basic principles to the Group's foreign currency risk management policy:

- to safeguard the economic performance of the Group from random US dollar fluctuations;
- to optimize the quality of hedging whenever possible without jeopardizing the first principle.

Safeguarding the economic performance means setting a minimum US dollar exchange rate parity over an applicable term. Minimum parity corresponds to a US dollar exchange rate that allows SAFRAN to meet its operating income objectives.

2) Management policy

The method adopted consists of managing the hedging instrument portfolio such that the hedge rate does not fall below a minimum base threshold.

Protection measures primarily involve the use of forward contracts and option purchases (call €/put US$).

Once the rate falls below the minimum threshold, optimization measures are implemented, primarily involving option sales (call US$/put €).

Option sales represent anticipated hedging of future sales. Upon implementation, their exercise price is always more favorable than the most recent forward sales contracts.

3) Financial instruments

As a result of the measures described above, the main financial instruments as of December 31, 2006 were:

- US$3,062 million of US$ forward contracts, including US$2,808 against the euro;

The fair value of these instruments (before any deferred tax impact), determined using market parameters prevailing as of December 31, 2006, was €397 million.

Forward contracts are intended to hedge highly probable future cash flows determined using the order book and budgetary forecasts and the net amount of trade receivables and payables and foreign currency denominated cash, as the Group does not hedge its balance sheet position in respect of foreign currency investments.

These hedges are intended to be settled over an approximate period of 3 years.

The SAFRAN Group complies with hedge accounting eligibility conditions as of December 31, 2006. However, due to the accounting restrictions associated with application of IFRS 3, the Group decided to cease applying hedge accounting from July 1, 2005 and to record changes in the fair value of its financial instruments in finance costs/income. Amounts recorded in shareholders' equity as of June 30, 2005, representing changes in the effective values of foreign currency derivatives documented as future cash flow hedges up to June 30, 2005, will be released to operating income over an approximate period of 3 years, as long as the underlying cash flows remain highly probable.

Since option sales are not recognized as effective hedging instruments, the changes in market value of these instruments are recognized in net finance costs/income.

B. Interest rate risk management

Most of the medium term debt is raised at fixed interest rate. So, the interest rate risk is not significant. Where necessary, it may trade hedging instruments on the market.

As of December 31, 2006, the breakdown of financial assets and financial liabilities is as follows:

	Less than 1 year		**1 to 5 years**		**More than 5 years**		**Total**	
(in € millions)	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate	Fixed rate	Floating rate
Borrowings and financial debts	(102)	(597)	(311)	(94)	(53)	(5)	(466)	(696)
Cash at bank and in hand - Marketable securities		743						743
Total	**(102)**	**146**	**(311)**	**(94)**	**(53)**	**(5)**	**(466)**	**47**

The Group did not hold any market instruments as of December 31, 2006.

With regard to these items, an interest rate change of +/- 1% would generate income/ costs of €1.5 million (that is 7% of borrowing costs for 2006).

C. Counterparty risk management

The Group is exposed to potential counterparty risk from the following transactions:

- Short-term investments;
- Derivative instruments,
- Customer accounts,
- Financial guarantees granted to customers.

Financial investments are diversified and consist of blue-chip securities that are traded with first-tier banks.

The sole purpose of the Group's derivative transactions is to reduce overall exposure to currency and interest rate risk resulting from ordinary business activities. Transactions are limited to organized markets or over-the-counter trading with first-tier traders.

Counterparty risk related to customer accounts is limited due to the significant number of customers in the portfolio and their geographical diversity.

As of December 31, 2006, no material counterparty risk had been identified by the Group that was not provided for in the financial statements.

D. Financial guarantees granted as part of the sale of Group products

These guarantees generated risks in the gross amount of US$449 million as of December 31, 2006. This amount does not, however, reflect the actual risk to which Safran is exposed, as the commitments are counter-guaranteed by the value of the underlying assets, in other words, the aircraft pledged. Accordingly, the net residual risk, as calculated using the valuation model, is provided for in full in the financial statements.

E. Endorsements, guarantees and other commitments

1) Commitments in respect of current activities

The various commitments given by the SAFRAN Group are as follows:

(in € millions)	**Dec. 31, 2006**	**Dec. 31, 2005**
Employee-related commitments	20	22
Commitments given to customers (completion warranties, performance bonds)	324	273
Commitments given to third parties by SAFRAN on behalf of its subsidiaries	443	461
Commitments given to customs authorities by SAFRAN on behalf of its subsidiaries	41	40
Commitments arising from role as EIG member	5	18
Financial commitments (pledge of financial instruments)	-	31
Liability guarantees given	25	26
Actuarial differences	24	21
Other commitments	65	86
Total	**947**	**978**

The various commitments received by the SAFRAN Group are as follows:

(in € millions)	**Dec. 31, 2006**	**Dec. 31, 2005**
Commitments received from banks on behalf of suppliers	11	10
Completion warranties	8	6
Endorsements, guarantees received	17	13
Other commitments received	12	31
Total	**48**	**60**

2) Other commitments and contractual obligations

The Group recognizes obligations or commitments to make future payments:

(in € millions)	Total	Period to maturity		
		less than 1 year	1 to 5 years	More than 5 years
Long term borrowings at inception	565	170	371	24
Finance lease commitments	80	12	34	34
Operating lease commitments	156	42	64	50
Irrevocable purchase commitments	-	-	-	-
Other long term commitments	-	-	-	-
Total	801	224	469	108

Lease payments recognized in profit or loss for the year amounted to €62 million.

F. Vendor warranties

Vendor warranties are given or received on the acquisition or sale of companies. As of December 31, 2006, no such warranties had been called and none required the recording of a provision in the Group's consolidated financial statements.

G. Capital expenditure commitments

As of December 31, 2006, capital expenditure commitments totaled €145 million.

7. DISPUTES AND LITIGATION

Except for the matters described below, neither Safran nor any of its subsidiaries are, or have been, parties to any legal or arbitration proceedings likely to have or that have had, in the recent past, individually or collectively, a significant adverse effect on the Group's financial position, business, results or assets. To the Group's knowledge, no proceeding of this type is contemplated by governmental authorities or third parties. A provision is only booked to cover the expenses that may result from these proceedings when the expenses are probable, and their amount may be either quantified or estimated. The amount of the provisions booked is based on an evaluation of the level of risk for each case, and does not primarily depend on the status of the proceedings, although it is specified that the occurrence of events during the proceeding may nonetheless lead to a reevaluation of the risk. Safran believes that it has set aside adequate provisions to cover the risks of general or specific proceedings, either in progress or possible in the future.

- A settlement took place in 1995 between the insurers of Turbomeca SA and the victim of a helicopter accident. This person subsequently submitted a claim concerning the conditions under which the settlement was carried out. The plaintiff is claiming US$16 million in damages.
- Turbomeca's liability has been cited within the scope of an expedited legal proceeding by the public prosecutor of Turin, concerning a helicopter accident which took place in April 2003 in the Italian Alps, for which the causes are still unknown. To date, no amount has been established with respect to the claim.
- Turbomeca's liability could be incurred following an accident in March 2005 in India, which led to the death of three persons and left two others seriously injured. To date, no amount has been established with respect to the claim.
- Turbomeca's liability could be incurred following an accident in July 2005 in Sacramento, California, which led to the death of two persons and left a third person seriously injured. To date, no amount has been established with respect to this claim, but a law suit was filed by the victims and their families before the Sacramento Federal Court on July 13, 2006.
- At the beginning of 2006, a customer filed legal action against Snecma for compensation for the material consequences of an aircraft accident in April 2005. The customer is claiming an amount of €36 million.

No provision have been set aside for these claims as the liability of the companies concerned is sufficiently covered by the Group's insurance policy.

- Turbomeca jointly submitted, together with one of its partners in a turbine engine development program for land and sea applications, an arbitration request against a third partner which unilaterally ceased contributing to the development project in question. Turbomeca and the co-requestor submitted a claim for an amount of €128 million in compensation, including €48.8 million in direct damages. Under the arbitration procedure, the defending party submitted a counterclaim for damages and interest of €6.5 million, plus an additional claim of €45 million for alleged non-compliance with contractual obligations by the requesting parties. Based on the respective participations of the requesting parties in the development program, Turbomeca bears 71.53% of the potential risks and rewards under the claim and its co-requestor 28.47%. At the current stage of proceedings, no information justifies the raising of a provision by Turbomeca.
- SAGEM Défense Sécurité was notified by a customer of late completion penalties of €40 million. In addition, a supplier filed legal action against SAGEM Défense Sécurité for alleged abrupt and abusive termination of commercial relations, claiming compensation of €30 million. The estimated financial consequences of these two disputes are significantly lower than the amounts claimed and are more than covered by the total provisions for contingencies and losses set aside by SAGEM Défense Sécurité.

- At the end of 2002, a group of French manufacturers including the former Snecma Group was collectively the subject of a request for arbitration by a common customer, for a sum which, according to the claimant, would not be less than US$260 million and for which the group of manufacturers may be jointly liable with regard to the claimant. This demand relates to the performance of past contracts entered into by these manufacturers and in which Snecma's participation was approximately 10 %. All the manufacturers concerned contest this claim. An agreement was signed, whereby the manufacturers concerned by the arbitration request waived their right to invoke legal statute of limitation periods and the claimant withdrew its request for arbitration in June 2003, although reserving the right to submit a new claim for a greater amount. SAFRAN has not recorded a provision at this point.

- On June 22, 2006, a legal action was raised against SAFRAN, SAFRAN USA, Inc., Cinch Connectors, Inc. and Cinch Connectors Limited, joint and severally with three Group employees, for alleged inappropriate behavior in the sale of Cinch Connectors, Inc. and Cinch Connectors Limited, allegedly stopping a potential buyer from obtaining bank finance for the transaction. As no serious basis substantiating even partially the claim for compensation of US$95 million has as yet been identified, SAFRAN has not set aside a provision at this point.

- Following the tax audits in progress, a number of exchanges have been held with the National and International Audit Office. The known accounting consequences of these audits are presented in Note 4.A.10.

8. SUBSEQUENT EVENTS

None

9. PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introduction

Due to the creation of the SAFRAN Group in 2005, it is not possible to compare the 2006 and 2005 financial statements because of certain elements:

- the date of Snecma's initial consolidation in SAFRAN (April 1, 2005) is one quarter after the SAGEM year end (December 31, 2004). The SAFRAN Group must, therefore, be reformed as of January 1, 2005,
- the very significant impact of the depreciation and amortization of the allocation of the purchase price to Snecma's assets and liabilities on April 1, 2005, and on the results of the year,
- the Group's decision to adopt speculative accounting for financial instruments from July 1, 2005. The financial position of the Group is nonetheless tied to the use of these hedge contracts.

These circumstances led to the preparation of pro forma financial statements.
The following pro forma financial statements have been prepared on the same basis as those published with the 2005 annual and 2006 interim financial statements.

A. NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

Information used for the preparation of the pro forma financial statements

The pro forma financial statements were prepared using the following financial information:

Audited financial statements:

- SAFRAN Group consolidated financial statements for the year ended December 31, 2006, drawn up under IFRS,
- SAFRAN Group consolidated financial statements for the year ended December 31, 2005, drawn up under IFRS,
- Snecma Group consolidated financial statements for the first quarter of 2005, drawn up under IFRS,

Accounting policies

The pro forma financial statements were drawn up under IFRS.

For purposes of their preparation, all transactions relating to the acquisition of Snecma and the allocation of the purchase price were deemed to have been realized as of January 1, 2004.

Adoption of IAS 39

The adoption of IAS 39 is effective as of January 1, 2005.
In the 2005 statutory financial statements, the Group uses hedge accounting until June 30, 2005 and then so-called speculative accounting from July 1, 2005. In the pro forma financial statements, the consequences of speculative accounting are cancelled.

Revenue presented in the 2005 pro forma financial statements is therefore valued as in 2006 at the guaranteed rate resulting from the Group's foreign exchange hedging policy, with the exception of sales in currencies hedged by purchases in the same currency, which are recognized at the average rate.

Accounting practices for the preparation of the pro forma financial statements

As indicated above, the pro forma financial statements have been prepared on the same basis as those presented at the end of 2005. The main accounting policies adopted for the 2005 financial statements were as follows:

In addition, it takes account of the following restatements:

- recognition of Snecma group results for the first quarter of 2005,
- recognition of the additional cost of net borrowings and long-term debt, net of tax, for the period January 1 to March 31, 2005 (€8 million in additional finance costs at a rate of 2.5% for 2005),
- impact of the amortization over an additional quarter of the intangible assets revalued on the acquisition of Snecma (€43 million),
- cancellation of the impact on changes in revalued inventories of the former Snecma group, carried back to 2004 for the purposes of these pro forma financial statements (€444 million),
- transfer to net finance cost/income of the impact of USD fluctuations on the opening amount of provisions for contingencies and losses in USD (€16 million decrease in charges to provisions for contingencies and losses, €16 million increase in finance costs),
- carry back to 2004 of the contribution expense relating to the merger of the two groups (adjustment recorded when preparing the financial statements for the year ended December 31, 2005),
- carry back to 2005 of the contribution expense relating to 2005 but booked in 2006,
- cancellation of the impact of speculative accounting,
- tax impact of the above adjustments.

<u>2006 pro forma financial statements</u>

The 2006 pro forma financial statements were prepared based on the SAFRAN Group consolidated annual financial statements, adjusted as follows:

- cancellation of the consequences of speculative accounting adopted from July 1, 2005:
    - €410 million increase in revenues, with a corresponding decrease in net finance costs/income,
    - €8 million increase in purchases, with a corresponding increase in net finance costs/income,
    - recognition of the effective portion of the cash flow hedge in comprehensive income:
      . €12 million increase in net finance costs/income, with a corresponding decrease in comprehensive income,
      . €78 million increase in revenues, with a corresponding decrease in comprehensive income,
      . tax impact of the above adjustments, with a corresponding movement in comprehensive income,

- adjustment of the contribution expense relating to 2005 but booked in 2006,
- recognition in the balance sheet of the cost of net borrowings and long-term debt between January 1, 2004 and March 31, 2005 (€52 million) and the deferred tax impact,
- recognition in the balance sheet of the amortization charge in respect of intangible assets revalued on the acquisition of Snecma, for the period January 1, 2004 to March 31, 2005 (€215 million) and the deferred tax impact.

B. PRO FORMA BALANCE SHEET

AS OF DECEMBER 31, 2006 AND DECEMBER 31, 2005

ASSETS

(in € millions)	December 31, 2006	December 31, 2005
Goodwill	1 589	1 519
Intangible assets	2 841	2 857
Property, plant and equipment	1 826	1 798
Non-current financial assets	364	451
Investments in associates	32	37
Deferred tax assets	138	78
Other non-current assets	16	26
Non-current assets	**6 806**	**6 766**
Current financial assets	108	77
Assets held for sale	-	-
Fair value of financial instruments and derivatives	397	452
Inventories	3 240	2 870
Trade and other receivables	4 218	4 034
Tax assets	68	102
Other current assets	151	150
Cash and cash equivalents	743	936
Current assets	**8 925**	**8 621**
Total assets	**15 731**	**15 387**

EQUITY AND LIABILITIES

(in € millions)	December 31, 2006	December 31, 2005
Share capital	83	83
Retained earnings	3 743	3 619
Net unrealized gains on available-for-sale financial assets	27	10
Net unrealized losses on currency futures	241	278
Net profit (loss) for the period	72	334
Equity attributable to equity holders of the parent	**4 166**	**4 324**
Minority interests	**173**	**167**
Total equity	**4 339**	**4 491**
Provisions	976	804
Borrowings subject to specific terms and conditions	573	523
Interest-bearing non-current liabilities	463	532
Deferred tax liabilities	853	923
Other non-current liabilities	112	125
Non-current liabilities	**2 977**	**2 907**
Provisions	1 101	973
Interest-bearing current liabilities	751	929
Trade and other payables	6 390	5 904
Tax liabilities	21	21
Other current liabilities	152	162
Current liabilities	**8 415**	**7 989**
Total equity and liabilities	**15 731**	**15 387**

B. PRO FORMA BALANCE SHEET

AS OF DECEMBER 31, 2006

ASSETS

(in € millions)	December 31, 2006 Published	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to IAS 39	Reclassification of employer contribution	December 31, 2006 Pro forma
Goodwill	1 589	-	-	-	1 589
Intangible assets	3 056	(215)	-	-	2 841
Property, plant and equipment	1 826	-	-	-	1 826
Non-current financial assets	364	-	-	-	364
Investments in associates	32	-	-	-	32
Deferred tax assets	120	18	-	-	138
Other non-current assets	16	-	-	-	16
Non-current assets	**7 003**	**(197)**	-	-	**6 806**
Current financial assets	108	-	-	-	108
Assets held for sale	-	-	-	-	-
Fair value of financial instruments and derivatives	397	-	-	-	397
Inventories	3 240		-		3 240
Trade and other receivables	4 218	-	-	-	4 218
Tax assets	68	-	-	-	68
Other current assets	151	-	-	-	151
Cash and cash equivalents	743	-	-	-	743
Current assets	**8 925**	**0**	-	**0**	**8 925**
Total assets	**15 928**	**(197)**	-	**0**	**15 731**

B. PRO FORMA BALANCE SHEET

AS OF DECEMBER 31, 2006

EQUITY AND LIABILITIES *(in € millions)*	December 31, 2006 Published	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to IAS 39	Reclassification of employer contribution	December 31, 2006 Pro forma
Capital	83	-	-	-	83
Retained earnings	4 296	(173)	(376)	(4)	3 743
Unrealized net gains on financial assets held for sale	27	-	-	-	27
Unrealized net gains on forward currency contracts	(76)	-	317	-	241
Net profit (loss) for the period	9		59	4	72
Equity attributable to equity holders of the parent	**4 339**	**(173)**	-	**0**	**4 166**
Minority interests	**173**	-	-		**173**
Total equity	**4 512**	**(173)**	-	**0**	**4 339**
Provisions	976	-	-	-	976
Borrowings subject to specific terms and conditions	573	-	-	-	573
Interest-bearing non-current liabilities	463	-	-	-	463
Deferred tax liabilities	929	(76)	-		853
Other non-current liabilities	112	-	-	-	112
Non-current liabilities	**3 053**	**(76)**	-	**0**	**2 977**
Provisions	1 101	-	-	-	1 101
Interest-bearing current liabilities	699	52	-	-	751
Trade and other payables	6 390	-	-	-	6 390
Tax liabilities	21	-	-	-	21
Other current liabilities	152	-	-	-	152
Current liabilities	**8 363**	**52**	-	-	**8 415**
Total equity and liabilities	**15 928**	**(197)**	-	**0**	**15 731**

B. PRO FORMA BALANCE SHEET

AS OF DECEMBER 31, 2005

ASSETS *(in € millions)*	December 31, 2005 Published (*)	Adjustments relating to the duration of the fiscal year	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to IAS 39	Adjustments relating to internal margins	Reclassification of employer contribution	December 31, 2005 Pro forma
Goodwill	1 519	-	-	-	-	-	1 519
Intangible assets	3 072	(43)	(172)	-	-	-	2 857
Property, plant and equipment	1 798	-	-	-	-	-	1 798
Non-current financial assets	451	-	-	-	-	-	451
Investments in associates	37	-	-	-	-	-	37
Deferred tax assets	57	18	-	-	-	3	78
Other non-current assets	26	-	-	-	-	-	26
Non-current assets	**6 960**	**(25)**	**(172)**	**-**	**-**	**3**	**6 766**
Current financial assets	77	-	-	-	-		77
Assets held for sale	-	-	-	-	-		-
Fair value of financial instruments and derivatives	452	-	-	-	-		452
Inventories	2 870	-	(47)	-	47		2 870
Trade and other receivables	4 034	-	-	-	-		4 034
Tax assets	102	-	-	-	-		102
Other current assets	150	-	-	-	-		150
Cash and cash equivalents	936	-	-	-	-		936
Current assets	**8 621**	**-**	**(47)**	**-**	**47**	**0**	**8 621**
Total assets	**15 581**	**(25)**	**(219)**	**-**	**47**	**3**	**15 387**

(*) after correction of 2005 accounts (see note 2.E)

B. PRO FORMA BALANCE SHEET

AS OF DECEMBER 31, 2005

EQUITY AND LIABILITIES

(in € millions)	December 31, 2005 Published (*)	Adjustments relating to the duration of the fiscal year	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to IAS 39	Adjustments relating to internal margins	Reclassification of employer contribution	December 31, 2005 Pro forma
Capital	83	-	-	-	-		83
Retained earnings	4 840	(115)	(411)	(695)	-		3 619
Unrealized net gains on financial assets held for sale	10	-	-	-	-		10
Unrealized net gains on forward currency contracts	(127)	-	-	405	-		278
Net profit (loss) for the period	(302)	54	268	290	28	(4)	334
Equity attributable to equity holders of the parent	**4 504**	**(61)**	**(143)**	-	**28**	**(4)**	**4 324**
Minority interests	**164**	-	-	-	3		**167**
Total equity	**4 668**	**(61)**	**(143)**	-	**31**	**(4)**	**4 491**
Provisions	804	-	-	-	-		804
Borrowings subject to specific terms and conditions	523	-	-	-	-		523
Interest-bearing non-current liabilities	532	-	-	-	-		532
Deferred tax liabilities	999	(16)	(76)	-	16		923
Other non-current liabilities	125	-	-	-	-		125
Non-current liabilities	**2 983**	**(16)**	**(76)**	-	**16**	**0**	**2 907**
Provisions	973	-	-	-	-		973
Interest-bearing current liabilities	877	52	-	-	-		929
Trade and other payables	5 897	-	-	-	-	7	5 904
Tax liabilities	21	-	-	-	-		21
Other current liabilities	162	-	-	-	-		162
Current liabilities	**7 930**	**52**	-	-	-	**7**	**7 989**
Total equity and liabilities	**15 581**	**(25)**	**(219)**	-	**47**	**3**	**15 387**

(*) after correction of 2005 accounts (see note 2.E)

C. PRO FORMA INCOME STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

(in € millions)	December 31, 2006	December 31, 2005 (*)
Revenue	**11 329**	**10 576**
Other operating income	74	145
Income from operations	**11 403**	**10 721**
Change in inventories of finished goods and work in progress	360	285
Capitalized production	350	433
Raw materials and consumables used	(7 384)	(6 748)
Personnel costs	(3 128)	(2 937)
Taxes	(229)	(219)
Depreciation and amortization expense	(583)	(567)
Increase in provisions	(284)	(113)
Asset impairment	(157)	(84)
Other operating income / expenses	(47)	(244)
Profit (loss) from operations	**301**	**527**
Borrowing costs	(22)	(41)
Other finance costs / income	(56)	(46)
Net finance costs / income	**(78)**	**(87)**
Income from associates	4	3
Profit (loss) before tax	**227**	**443**
Income tax expense	(143)	(105)
Profit (loss) from continuing operations	**84**	**338**
Profit from discontinued operations	-	-
Profit (loss) after tax	**84**	**338**
Minority interests	(12)	(4)
Net profit (loss) for the period attributable to equity holders of the parent	**72**	**334**

(*) after correction of 2005 accounts (see note 2.E)

C. PRO FORMA INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2006

(in € millions)	December 31, 2006 Published	Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN	Adjustments relating to IAS 39	Reclassification of employer contribution	December 31, 2006 Pro forma
Revenue	**10 841**	-	**488**	-	**11 329**
Other operating income	74	-	-	-	74
Income from operations	**10 915**	-	**488**	-	**11 403**
Change in inventories of finished goods and work in progress	360		-		360
Capitalized production	350	-	-	-	350
Raw materials and consumables used	(7 376)	-	(8)	-	(7 384)
Personnel costs	(3 135)		-	7	(3 128)
Taxes	(229)	-	-	-	(229)
Depreciation and amortization expense	(583)	-	-	-	(583)
Increase in provisions	(284)	-	-	-	(284)
Asset impairment	(157)	-	-	-	(157)
Other operating income / expenses	(47)	-		-	(47)
Profit (loss) from operations	**(186)**	**0**	**480**	**7**	**301**
Borrowing costs	(22)		-	-	(22)
Other finance costs / income	334	-	(390)	-	(56)
Net finance costs / income	**312**	**0**	**(390)**	-	**(78)**
Income from associates	4	-	-	-	4
Profit (loss) before tax	**130**	**0**	**90**	**7**	**227**
Income tax expense	(109)		(31)	(3)	(143)
Profit (loss) from continuing operations	**21**	**0**	**59**	**4**	**84**
Profit from discontinued operations	-	-	-	-	-
Profit (loss) after tax	**21**	**0**	**59**	**4**	**84**
Minority interests	(12)	-	-		(12)
Net profit (loss) for the period attributable to equity holders of the parent	**9**	**0**	**59**	**4**	**72**

C. PRO FORMA INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2005

(in € millions)	December 31, 2005 Published (*)	Adjustments relating to the duration of the fiscal year	*Adjustments relating to the restatement as of January 1, 2004 of transactions involving the creation of SAFRAN*	Adjustments relating to IAS 39	Adjustments relating to internal margins	Reclassification of employer contribution	December 31, 2005 Pro forma
Revenue	**8 691**	**1 565**	-	**328**		-	**10 576**
Other operating income	111	34	-	-	-	-	145
Income from operations	**8 802**	**1 599**	-	**320**	-	-	**10 721**
Change in inventories of finished goods and work in progress	(288)	129	397	-	47	-	285
Capitalized production	361	72	-	-	-	-	433
Raw materials and consumables used	(5 822)	(926)	-	-	-	-	(6 748)
Personnel costs	(2 341)	(605)	16	-	-	(7)	(2 937)
Taxes	(179)	(40)	-	-	-	-	(219)
Depreciation and amortization expense	(457)	(110)	-	-	-	-	(567)
Increase in provisions	(93)	(20)	-	-	-	-	(113)
Asset impairment	(77)	(7)	-	-	-	-	(84)
Other operating income / expenses	(273)	(10)	-	39	-	-	(244)
Profit (loss) from operations	**(367)**	**82**	**413**	**359**	**47**	**(7)**	**527**
Borrowing costs	(29)	(12)		-	-	-	(41)
Other finance costs / income	(137)	10	-	81	-	-	(46)
Net finance costs / income	**(166)**	**(2)**	**0**	**81**	**0**	-	**(87)**
Income from associates	3	-	-	-	-	-	3
Profit (loss) before tax	**(530)**	**80**	**413**	**440**	**47**	**(7)**	**443**
Income tax expense	226	(23)	(145)	(150)	(16)	3	(105)
Profit (loss) from continuing operations	**(304)**	**57**	**268**	**290**	**31**	**(4)**	**338**
Profit from discontinued operations	-	-	-	-		-	-
Profit (loss) after tax	**(304)**	**57**	**268**	**290**	**31**	**(4)**	**338**
Minority interests	2	(3)	-	-	(3)		(4)
Net profit (loss) for the period attributable to equity holders of the parent	**(302)**	**54**	**268**	**290**	**28**	**(4)**	**334**

(*) after correction of 2005 accounts (see note 2.E)

SAFRAN

2, boulevard du Général Martial-Valin
75724 Paris Cedex 15 - France

Tel.: +33 (0)1 40 60 80 80
Fax: +33 (0)1 40 60 81 02

www.safran-group.com

END